ENDEAVOUR SILVER CORP.

NI 43-101 TECHNICAL REPORT
AUDIT OF THE MINERAL
RESOURCE ESTIMATE
FOR THE
SAN SEBASTIÁN PROJECT
JALISCO STATE
MEXICO

Report Date: March 30, 2012
Effective Date: December 31, 2011

Report By

William J. Lewis, B.Sc., P.Geo.
Charley Z. Murahwi, M.Sc., P.Geo., FAusIMM

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

i

	26.2	FURTHER RECOMMENDATIONS	103
27.0	DATE AND SIGNATURE PAGE		104
28.0	REFERENCES		105
29.0	CERTIFICATES		106

APPENDIX

Appendix 1	Glossary of Mining and Related Terms	At end of Report

v

List of Tables

Table 11.4	Summary of Results for Standard Reference Material Sample Edr-27	72
Table 14.1	Summary of Sample Capping Grades Used for the San Sebastián Project	91
Table 14.2	31 December, 2011 Indicated Resource Estimate, San Sebastián Project	92
Table 14.3	31 December, 2011 Inferred Mineral Resource Estimate, San Sebastián Project	92
Table 25.1	Summary of Mineral Resources at a Cut-off Grade of 100 g/t AgEq	100
Table 26.1	Summary of Total 2012 Expenditures for the San Sebastián Project Exploration Programs	102
Table 26.2	San Sebastián Surface Exploration Budget for 2012	102

List of Figures

x

1.0      SUMMARY

1.1	INTRODUCTION

Endeavour Silver Corp. (Endeavour Silver) has retained Micon International Limited (Micon) to provide an audit of Endeavour Silver’s resource estimation for the San Sebastián precious metal project in the State of Jalisco, Mexico. This is the first Technical Report by Micon for this project.

This report constitutes an independent audit of the mineral resources for Endeavour Silver’s San Sebastián project as of 31 December, 2011. The estimate was conducted to ensure that the mineral resource estimate complies with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions required under Canadian National Instrument 43-101 (NI 43-101) regulations.

This report also comments on the propriety of the budget for the continuing studies and exploration programs on the San Sebastián project.

The term San Sebastián property, in this report, refers to the entire area covered by the mineral licence, while the term San Sebastián project refers to the area within the mineral licence on which the exploration programs are being conducted.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101CP, as amended by the Canadian Securities Administrators (CSA) and which came into force on June 30, 2011. The June 30, 2011 format and guidelines of Form 43-101F1 and its Companion Policy NI 43-101CP replace the former format, guidelines and companion policy which were dated December 23, 2005.

Micon does not have, nor has it previously had, any material interest in Endeavour Silver or related entities. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report is intended to be used by Endeavour Silver subject to the terms and conditions of its agreement with Micon. That agreement permits Endeavour Silver to file this report as a Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

1.2	LOCATION AND PROPERTY DESCRIPTION

San Sebastián del Oeste (San Sebastián) is an historic silver and gold mining district located in southwestern Jalisco State, approximately 155 km southwest of Guadalajara and 40 km northeast of Puerto Vallarta, accessible by paved and gravel roads. One small, high grade, underground silver-gold mine, La Quiteria (75 tonnes per day), continues to operate in the district. The San Sebastián properties being acquired by Endeavour Silver surround the La Quiteria mine and represent a new, district-scale, silver-gold exploration opportunity for the company.

1.3	OWNERSHIP

In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silver-gold properties in Jalisco State from Industrias Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour Silver holds the San Sebastián project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its 100% owned subsidiary Minera Plata Adelante S.A. de C.V. (Minera Plata).

At present, the project is comprised of 12 mineral concessions. The core group of 10 concessions totalling 3,388 ha is owned by IMMSA. These concessions cover the main area of the known mining district. Endeavour Silver can acquire a 100% interest in the San Sebastián properties from IMMSA by making cash payments totaling US $2.75 million and spending US $2.0 million on exploration over a three year period. IMMSA will retain a 2% NSR royalty on mineral production from the properties.

Endeavour Silver has also filed for 2 concessions (San Sebastián FR. 1 and FR. 2) totaling 2,078 ha. These concessions are in the process of being granted title.

The annual 2012 concession tax for the San Sebastián properties is estimated to be approximately 388,976 Mexican pesos (pesos), which is equal to about US $28,004 at an exchange rate of 13.89 pesos to US $1.00 dollar. The annual 2012 concession tax is approximately 363,427 pesos for the IMMSA properties, and 25,549 pesos for the Endeavour Silver properties in the process of being granted title.

1.4	HISTORY

Although the San Sebastián silver and gold mines were first discovered in 1542, and there were several periods of small-scale mining over the last 450 years, the only significant modern exploration in the district was carried out by IMMSA in the late 1980’s and early 1990’s.

According to Southworth in his 1905 volume on Mexican mining, “These veins have been mined for more than three centuries, and the production has been enormous. Many exceptionally rich bonanzas have been extracted, with the aggregate production totals many millions.” However, while this has may have been the case, the data available appear to suggest that this mining district was a minor silver producer when compared to the more well-known districts which have been among the world class producers.

Ramirez, in his 1884 volume entitled “Noticia Historica de la Riqueza Minera De Mexico Y de Su Actual Estado de Explotación or Historical News of the Mineral Wealth of Mexico” does not appear to mention the Sebastián del Oeste region as a major past or current producing district. Even the Consejo de Recursos Minerales 1992 Monograph for the State of Jalisco has no production records for the San Sebastián mining district and only briefly mentions the district and some of the more well-known veins.

As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact silver production is unknown.

1.5	GEOLOGY AND MINERALIZATION

The San Sebastián properties (5,466 ha) cover a classic, low sulphidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de los Pinos, San Sebastián and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans about a 3 km by 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins.

The San Sebastián veins tend to be large and can carry high grade silver-gold mineralized deposits. For example, the La Quiteria vein ranges up to 15 m thick, and the Santa Quiteria mine averages about 280 g/t silver and 0.5 g/t gold over a 3 m to 4 m width. This high grade mineralized zone appears to extend into the San Sebastián properties both along strike and immediately down dip.

1.6	EXPLORATION PROGRAM

1.6.1	2010 Exploration Program

In 2010, Endeavour Silver commenced exploration activities on the San Sebastián project. Initial work mainly included data compilation, field mapping and sampling. A total of US $325,586 (including property holding costs) was spent on exploration activities on the San Sebastián project.

1.6.1.1	Surface Geological Mapping

During 2010, surface geological mapping was completed in the Real Alto area in the southern part of the San Sebastián property. Mapping indicated that the geology of the Real Alto area consists of rhyolitic agglomerate overlying andesitic agglomerate and/or andesite.

Numerous quartz veins were traced on the surface in the Real Alto area. The most prominent structures include the Real, Animas-Los Negros, El Tajo and La Escurana veins.

1.6.1.2	Rock and Soil Sampling

In 2010, a total of 1,004 rock and soil samples were collected and submitted for assay. These samples were mainly taken from the historic mines in the San Sebastián del Oeste district, mainly developed on veins in the Real Alto area.

The most significant assays were returned for selective grab samples on veins and old mine dumps. The most noteworthy grab samples were collected from the El Porvenir, La Carbonera, El Tajo and Los Pollos veins. The most significant assay returned was 5,040 g/t silver and 18.80 g/t gold for a sample collected at El Porvenir.

A soil geochemical grid was conducted over the Real Alto zone to delineate possible buried veins in the area and also to map and sample any veins exposed on surface. By June, grid sampling was completed with a total of 735 soil samples collected in the Real Alto area. Contouring of silver and lead soil results gave the best geochemical signatures with anomalous values coinciding with known vein traces. Geochemical sampling also confirmed vein configurations and further analysis of the data was done to identify possible extensions.

1.6.2	2011 Exploration Program

In early 2011, exploration activities continued on the San Sebastián project. Exploration activities included geological mapping, rock chip sampling, topographic surveying and diamond drilling.

A total of US $2,249,443 (including property holding costs) was spent on exploration activities on the San Sebastián project in 2011.

1.6.2.1	Drilling

During 2011, Endeavour Silver completed 7,688.25 m of drilling in 36 surface diamond drill holes at the San Sebastián project. A total of 2,980 diamond drill core samples were collected and submitted for assay.

1.6.2.2	Other Exploration Activities (Geological Mapping and Sampling)

Santiago de los Pinos Area

In early 2011, mapping and sampling of structures in the Santiago de los Pinos area (El Alcribil, El Orconcito, El Padre, El Izote, La Plomosa, Tierras Coloradas, Los Cuates, La Yesquilla and La Ermita Areas) was conducted.

No previous mine workings, mainly just old test pits, were observed on the El Orconcito vein. The workings on the El Izote, La Plomosa, Tierras Coloradas, Los Cuates, La Yesquilla and La Ermita were on developed on veins 10 to 50 cm wide.

All samples collected in the Santiago de los Pinos area returned only low grade values; the highest values were 2.2 g/t Au and less than 100 g/t Ag.

Terronera Area

Also in early 2011, mapping and sampling were carried out on the Terronera vein near the town of San Sebastián del Oeste.

The Terronera vein has been mined in four separate underground workings; the Terrona mine in the middle, the Salto mine to the northwest and the Santa Gertrudis and El Hundido mines to the southeast. In the La Terronera mine, wall and roof samples were collected. Some dump boulders were also sampled and contained veinlets of grey sulphides averaging 5 mm wide. Rock chip samples taken in the Terronera mine returned significant assays up 1,720 g/t silver and 2.09 g/t gold over 1.2 m and 943 g/t silver and 0.46 g/t gold over 0.8 m.

The El Hundido mine was developed on the southeastern extension of the La Terronera vein. Rock chip samples taken in the El Hundido mine returned significant assays up to 494 g/t silver and 0.40 g/t gold over 1.1 m.

The Santa Gertrudis mine is caved in and inaccessible.

In the El Salto mine area, the vein is not well exposed but is observed to be hosted within andesite. The crosscut in the mine was drained but the workings were not completely accessible due to strong movement on the faults. Samples of the Terronera vein in the El Salto mine returned only low grade values (<0.20 g/t Au and <10 g/t Ag).

La Luz Area

In October 2011, mapping and sampling were conducted on the La Luz and Quiteria veins in La Luz area.

The La Luz vein is likely to be the western continuation of the La Quiteria vein. In many places the vein has seen previous small-scale mining activity.

Los Reyes Area

In the Los Reyes area, the quartz veins are very similar to the Real Alto veins but with more evidence of acid leaching within the quartz and with moderate to strong brecciation. These features are found mainly from the San Agustin mine to the west part of the El Culebro mine.

1.6.3	2012 Exploration Program

The 2012 exploration program is planned to include 4,500 m of core in approximately 16 surface diamond drill holes to target vein discoveries and new prospective areas in the San Sebastián del Oeste district. Endeavour Silver is budgeting to spend US $1,235,800, mainly on diamond drilling, in an effort to continue to expand the resource base on its property during 2012. The estimated cost of diamond drilling, including roads and drill pads, is US $220/m. Diamond drilling costs are higher than on Endeavour Silver’s other projects due to the generally poor ground conditions of rock being drilled.

Other activities being considered include fluid inclusion studies to characterize the veins and to determine possible depths to boiling zones in the epithermal system. Structural analyses using satellite images (e.g. ASTER) are also contemplated.

Micon has reviewed Endeavour Silver’s proposal for further exploration and studies on its San Sebastián project and considers that the budget for the proposed program is reasonable. Micon recommends that Endeavour Silver implements the program as proposed, subject to either funding or other matters which may cause the proposed program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

1.7	2011 MINERAL RESOURCE ESTIMATE

The mineral resource was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The effective date of this mineral resources estimate is 31 December, 2011.

The estimate was conducted using a polygonal/sectional method. Grade capping (based on log-probability plots) was at 524 g/t and 2.38 g/t for silver and gold, respectively. The cut-off grade for the mineral resources used by Endeavour Silver is 100 g/t silver equivalent (AgEq), using a 55:1 ratio based on prices of US $30/oz silver and US $1,650/oz gold, with no base metal credits applied.

A summary of the resources at a cut-off grade of 100 g/t AgEq is given in Table 1.1.

Table 1.1
Summary of Mineral Resources at a Cut-off Grade of 100 g/t AgEq

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Eq (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Indicated	307,000	199	0.55	229	1,965,800	5,400	2,261,700
Inferred	354,000	211	0.52	240	2,401,700	5,900	2,723,800

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Micon believes that at present there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues which could adversely affect the mineral resources estimated above.

1.8	CONCLUSIONS AND RECOMMENDATIONS

1.8.1	Conclusions

The initial mineral resource estimate of the San Sebastián project is sufficiently encouraging to warrant further investigation to upgrade and expand the resource. Bearing in mind that several veins within the project area which have shallow artisanal workings have not yet been tested by drilling, Micon believes there is a reasonable chance of expanding the resource.

Micon has conducted an audit of the Endeavour Silver initial resource estimate as at 31 December, 2011, and considers the estimate to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 regulations. The estimation approach/methodology used is reasonable and commensurate with the data levels.

1.8.2	Recommendations

1.8.2.1	Future Work

Based on the encouraging initial resource estimate, Micon makes the following recommendations for further work.

In the short to medium term, all exploration and additional drilling programs should focus on upgrading and expanding the resources.

A 3D geological model of the vein systems intersected in drill holes and exposed in existing underground workings should be compiled to serve as a guide in determining and targeting possible extensions to the mineralized zones already known, in addition to establishing where infill holes should be drilled. This model should be continually updated as and when new information becomes available.

Where possible, limited underground development and core drilling and sampling should be conducted to complement surface exploration activities and the data should be incorporated into the 3D geological model.

While the company’s drilling programs may continue to prioritize areas perceived to have high grade resource potential, lower grade targets should also be continually assessed in order to establish the overall resource potential for the entire property.

Stringent QA/QC measures should be maintained.

Metallurgical investigations should be initiated to establish the optimum recovery method(s) and grade-recovery relationship(s).

1.8.2.2	Budget

In line with these recommendations, Endeavour Silver has proposed an exploration budget of US $1.24 million for the period January, 2012 to December, 2012. Table 1.2 summarizes the planned 2012 surface exploration budget for the San Sebastián project.

Table 1.2
Summary of Total 2012 Expenditures for the San Sebastián Project Exploration Programs

Project Area	2012 Exploration Programs			Budget (US $)
	Drill Holes	Metres	Samples
Central Area (Quiteria, Terronera etc.)	12	3,000	1,050	827,200
South Area (Real el Alto etc.)	4	1,500	525	408,600
Total	16	4,500	1,575	1,235,800

Table provided by Endeavour Silver Corp.

Micon considers that the proposed budget is reasonable and recommends that Endeavour Silver proceed with the proposed work program.

1.8.2.3	Further Recommendations

In preparation for economic studies on the San Sebastián project, Micon makes the following additional recommendations.

1)	Basic engineering studies for infrastructural requirements should be initiated in preparation for economic studies.

2)	The possible synergies from co-operation with third parties holding prospective mining interests in and surrounding the San Sebastián project area should be investigated.

2.0      INTRODUCTION

At the request of Mr. Godfrey Walton, President and Chief Operating Officer of Endeavour Silver Corp. (Endeavour Silver), Micon International Limited (Micon) has been retained to provide an independent audit of the resource estimation for the San Sebastián precious metal project in the State of Jalisco, Mexico. This report is the first conducted by Micon on this project.

This report constitutes an independent audit of the mineral resource estimate for Endeavour Silver’s San Sebastián project as of 31 December, 2011. The audit was conducted to ensure that the mineral resource estimate complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions required under Canadian National Instrument 43-101 (NI 43-101) regulations. This report also constitutes a review of Endeavour Silver’s proposed future exploration program which it plans to conduct on the San Sebastián project.

The geological setting of the property, mineralization style and occurrences, and exploration history is described in various government and other publications listed in Section 28 “References”. The relevant sections of those reports are reproduced herein.

The Qualified Persons responsible for the preparation of this report and the audit of the resource estimate for the San Sebastián project are William J. Lewis, B.Sc., P. Geo. and Charley Z. Murahwi, P. Geo., FAusIMM, both of whom are senior geologists with Micon based in Toronto.

Mr. Murahwi represented Micon on the site visit to the San Sebastián project which was conducted on October 14, 2011. During the site visit, the quality assurance and quality control (QA/QC) program was reviewed and discussed, drill cores were examined, the shallow old underground mine workings and the surface facilities were inspected, and the initial review of the database and the discussions related to the resource estimates were performed.

All currency amounts are stated in US dollars (US $) or Mexican pesos, as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in Système International d’Unités (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to SI units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. Base metal grades may be expressed as a percentage (%). Table 2.1 provides a list of the various abbreviations used throughout this report. Appendix 1 contains a glossary of mining terms.

     Table 2.1
List of Abbreviations

Name	Abbreviations	Name	Abbreviations
ALS-Chemex	ALS	Mexican Peso	Peso
Atomic Adsorption	AA	Micon International Limited	Micon
Atomic Emission Spectroscopy	AES	Million tonnes	Mt
BSI Inspectorate	BSI	Million ounces	Moz
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Million years	Ma
Canadian National Instrument 43-101	NI 43-101	Million metric tonnes per year	Mt/y
Carbon in leach	CIL	Milligram(s)	mg
Centimetre(s)	cm	Millimetre(s)	mm
Comisión de Fomento Minero	Fomento Minero	Mina Bolañitos S.A. de C.V.	Mina Bolañitos
Consejo de Recursos Minerales	CRM	Minas de la Luz S.A. de C.V.	Minas del la Luz
Day	d	Minera Cimarron S.A. de C.V.	Minera Cimarron
Degree(s)	o	Minera Planta Adelante S.A. de C.V.	Minera Planta Adelante
Degrees Celsius	[o] C	North American Datum	NAD
Digital elevation model	DEM	Net present value	NPV
Dirección General de Minas	DGM	Net smelter return	NSR
Dollar(s), Canadian and US	$, CDN $ and US $	Not available/applicable	n.a.
Endeavour Gold S.A de C.V.	Endeavour Gold	Ounces	oz
Endeavour Silver Corp	Endeavour Silver	Ounces per year	oz/y
Environmental Impact Statement	EIS	Parts per billion	ppb
G4 Drilling	G4	Parts per million	ppm
Gram(s)	g	Percent(age)%
Grams per metric tonne	g/t	Quality Assurance/Quality Control	QA/QC
Greater than	>	Second	s
Grupo Mexico	Grupo	Secretaria Medio Ambiente y Recursos Naturales	SEMARNAT
Hectare(s)	ha	Servicios Geologico de Mexico	SGM
Inductively Coupled Plasma	ICP	Sierra Madre Occidental	SMO
Industrias Minera México S.A. de C.V.	IMMSA	Specific gravity	SG
Industrias Peñoles S.A. de C.V.	Peñoles	SRK Consulting	SRK
Internal rate of return	IRR	System for Electronic Document Analysis and Retrieval	SEDAR
Kilogram(s)	kg	Système International d’Unités	SI
Kilometre(s)	km	Tonne (metric)	t
Layne Christensen Company	Layne Christensen	Tonnes (metric) per day	t/d
Less than	<	Tonnes (metric) per month	t/m
Litre(s)	L	Unidades de Manejo	UMA
Manifestación de Impacto Ambiental	MIA	Universal Transverse Mercator	UTM
Metre(s)	m	Year	y

The review of the San Sebastián project was based on published material researched by Micon, as well as data, professional opinions and unpublished material submitted by the professional staff of Endeavour Silver or its consultants. Much of the data came from reports prepared and provided by Endeavour Silver. The review of the resource estimation parameters was conducted during the audit in January, 2012.

Micon is pleased to acknowledge the helpful cooperation of Endeavour Silver’s management and personnel, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

Micon does not have nor has it previously had any material interest in Endeavour Silver or related entities or interests. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

This report is intended to be used by Endeavour Silver subject to the terms and conditions of its agreement with Micon. That agreement permits Endeavour Silver to file this report as an NI 43-101 Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this report reflect the authors’ best judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

3.0      RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by Endeavour Silver, its consultants and previous operators of the property, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out any sampling and assaying on the property.

Micon audited Endeavour Silver’s 31 December, 2011 resource estimate for the San Sebastián project. The audited mineral resource estimate conforms to the presently accepted industry standards and definitions for resource estimates and is compliant with the CIM definitions required by NI 43-101 and, therefore, is reportable as a mineral resource by Endeavour Silver.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon Endeavour Silver’s presentation of the project data, including data from previous operators, in formulating its opinion.

Micon has not reviewed any of the documents or agreements under which Endeavour Silver holds title to the San Sebastián project or the underlying mineral concessions and Micon offers no opinion as to the validity of the mineral titles claimed. A description of the properties, and ownership thereof, is provided for general information purposes only. The existing environmental conditions, liabilities and remediation have been described where required by NI 43-101 regulations. These statements also are provided for information purposes only and Micon offers no opinion in this regard.

The descriptions of geology, mineralization and exploration are taken from reports prepared by various companies or their contracted consultants. The conclusions of this report rely on data available in published and unpublished reports, information supplied by the various companies which have conducted exploration on the property, and information supplied by Endeavour Silver. The information provided to Endeavour Silver was supplied by reputable companies and Micon has no reason to doubt its validity.

The figures and tables for this report were reproduced or derived from reports written for Endeavour Silver and the majority of the photographs were taken by Charley Murahwi during the Micon site visit. Where the figures and tables are derived from sources other than Micon, the source is acknowledged below the figure or table.

4.0      PROPERTY DESCRIPTION AND LOCATION

4.1	LOCATION

The San Sebastián project is located in the northwestern portion of Jalisco State, near its border with the State of Nayarit, as shown in Figure 4.1. The project is near the town of San Sebastián del Oeste which also gives its name to the municipality and mining district which surrounds it.

The project is situated between coordinates 20°39’45" and 21°02’30" north latitude and 104°35’00" and 104°51’00" west longitude (between UTM coordinates 514,860 and 524,860 east and 2,303,715 and 2,289,120 north).

Figure 4.1
San Sebastián Project Location Map

4.2	OWNERSHIP AND PROPERTY DESCRIPTION

In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silver-gold properties in Jalisco State from Industrias Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour Silver holds the San Sebastián project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its 100% owned subsidiary Minera Plata Adelante S.A. de C.V. (Minera Plata).

At present, the project is comprised of 12 mineral concessions. See Figure 4.2 for a concession map of the San Sebastián project.

The core group of 10 concessions is owned by IMMSA and aggregates 3,388 ha. These concessions cover the main area of the known mining district (Table 4.1) . Endeavour Silver can acquire a 100% interest in the San Sebastián properties from IMMSA by making cash payments totaling US $2.75 million and spending US $2.0 million on exploration over a three year period. IMMSA shall retain a 2% NSR royalty on mineral production from the properties.

Endeavour Silver has also filed for 2 concessions (San Sebastián FR. 1 and FR. 2) totaling 2,078 ha (Table 4.2) . These concessions are in the process of being granted title.

Table 4.1
Summary of the Mineral Concessions Optioned by Endeavour Silver from IMMSA

Concession Name	Title Number	Term of Mineral Concession	Hectares
San Sebastián 4	211073	31/03/00 to 30/03/50	22.0000
San Sebastián 7	213145	30/03/01 to 29/03/51	166.0000
San Sebastián 6	213146	30/03/01 to 29/03/51	9.8129
San Sebastián 8	213147	30/03/01 to 29/03/51	84.8769
San Sebastián 5	213528	18/05/01 to 17/05/51	95.0600
San Sebastián 10	213548	18/05/01 to 17/05/51	16.0000
San Sebastián 9	214286	06/09/01 to 05/09/51	101.8378
San Sebastián 2	214634	26/10/01 to 25/10/51	19.5887
San Sebastián 3	221366	03/02/04 to 02/02/54	63.8380
San Sebastián 1 R-1	235753	24/02/10 to 08/07/55	2,808.8716
		Total	3,387.8859

Table provided by Endeavour Silver Corp.

Table 4.2
Summary of the Mineral Concessions Owned by Endeavour Silver

Concession Name	File Number	Term of Mineral Concession	Hectares
San Sebastián 10, Fr. 1	45/17268	Title in Process	2,075.2328
San Sebastián 10, Fr. 2	45/17268	Title in Process	2.9294
		Total	2,078.1622

Table provided by Endeavour Silver Corp.

The annual 2012 concession tax for the San Sebastián properties is estimated to be approximately 388,976 Mexican pesos (pesos), which is equal to about US $28,004 at an exchange rate of 13.89 pesos to US $1.00 dollar. The annual 2012 concession tax is approximately 363,427 pesos for the IMMSA properties, and 25,549 pesos for the Endeavour Silver properties in the process of being granted title.

The IMMSA concessions surround mining concessions owned by Minera Cimarron S.A. de C.V. (Minera Cimarron), a private Mexican company. These concessions cover the active Santa Quiteria mine, and the historic Los Reyes and San Andres mines. These concessions are shown on Figure 4.2.

Figure 4.2
San Sebastián del Oeste Project Claim Map

4.3	MEXICAN REGULATIONS FOR MINERAL CONCESSIONS

In Mexico, exploitation concessions are valid for 50 years and are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. All new concessions must have their boundaries orientated astronomically north-south and east-west and the lengths of the sides must be one hundred metres or multiples thereof, except where these conditions cannot be satisfied because they border on other mineral concessions. The locations of the concessions are determined on the basis of a fixed point on the land, called the starting point, which is either linked to the perimeter of the concession or located thereupon. Prior to being granted a concession, the company must present a topographic survey to the Dirección General de Minas (DGM) within 60 days of staking. Once this is completed, the DGM will usually grant the concession.

Prior to December 21, 2005, exploration concessions were granted for a period of 6 years in Mexico and at the end of the 6 years they could be converted to exploitation concessions. However, as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law) there is now only one type of mining concession. Therefore, as of the date of the amendment (April, 2005), there is no distinction between exploration and exploitation concessions on all new titles granted. All concessions are now granted for a 50 year period provided that the concessions are kept in good standing. For the concessions to remain in good standing, a bi-annual fee must be paid to the Mexican government and a report must be filed in May of each year which covers the work accomplished on the property between January and December of the preceding year.

According with Mexican Mining laws, the area of the concessions requires an annual minimal investment of 9,600,000 Mexican pesos (US $700,000), and a mining rights annual payment of 150,000 Mexican pesos (US $11,000).

4.4	LICENCES, PERMITS AND ENVIRONMENT

In addition to the mineral rights, Endeavour has agreements with various private ranch owners and three local Ejidos (San Sebastián del Oeste, Santa Ana and Santiago de los Pinos) that provide access for exploration purposes. Table 4.3 summarizes the surface access rights as at 31 December, 2011.

Table 4.3
Summary of Endeavour Silver’s Surface Access Rights

Owner	Area Name	Area (ha)	Validity	Term	Cost per Drill Pad (pesos)	Annual Cash Payments (pesos)
Ejido Santigo de Pinos	Quiteria - Terronera - Real Alto	8,520	5 Years	29/05/2010 - 2015	2,000	6,000
Ejido Santa Ana	Real Alto	1,473	5 Years	14/10/2010 - 2015	2,000	6,000
Ejido San Sebastián	Real Alto	600	5 Years	2010 - 2015	2,000	6,000

Table provided by Endeavour Silver Corp.

In January, 2011, Endeavour Silver received approval of its Manifestación de Impacto Ambiental (MIA), the Mexican equivalent of an Environmental Impact Statement (EIS), from the Secretaria Medio Ambiente y Recursos Naturales (SEMARNAT). This permit grants Endeavour Silver the right to conduct its surface exploration activities in accordance with all the Mexican environmental regulations. In order to conduct its exploration activities, Endeavour Silver is subject to a series of terms and conditions summarized as follows:

  Complete each and every one of the mitigation measures, prevention, security, conservation and the proposed compensation in the MIA.

  Present within three months of the MIA being approved, a program of management and environmental monitoring in order to verify the effectiveness of the proposed mitigation measures.

  Execute and implement a program of reforestation in an area equivalent to the area allowed to be affected in the permit, including a schedule for planting and monitoring.

  To conserve the biodiversity in the project area, Endeavour Silver is required to carry out a plan of action for the rescue and protection of wild fauna, which includes implementing actions with personnel to rescue and relocate the present fauna according to a journal of described species, relocation to areas of specified ecological criteria, description of the techniques used in the handling of the fauna and a program of technical reviews to evaluate either risks or adjustments to the project.

  Permanent monitoring in strategic zones to identify areas of displacement of wild fauna. This can be done by means of installation of special enclosures for the observation and registering the wild fauna.

  Establish one or two Unidades de Manejo (UMA) for the reproduction of the species considered to be prey of the jaguar (e.g. white tailed deer and/or wild boar). A UMA is a management unit set up for the conservation of wild fauna in the nearby community or communities. Each UMA will be a minimum of two hectares in size

  Re-introduction of species considered to be the natural prey of the jaguar.

  Preparation and placement of information signs about the conservation and protection of the jaguar.

  Establish a general supervision program to evaluate the environmental impact of the project.

  In the case of verifying the presence of flora or fauna classified as being either found only at this locality, rare, threatened or in danger of extinction, a program must be put into place for the rescue and management of the species and for their protection and conservation to assure their survival in this area.

Endeavour Silver is also prohibited from the following:

  To buy, sell, capture, collect, traffic in or commercialize in any way, species of flora and wild fauna.

  Deposit and/or leave behind any materials from activities during construction and maintenance of the project, as well as to spill any type of substance or residues or toxic materials that could alter the conditions of any bodies of water.

  Construct any type of infrastructure that modifies the natural surface surroundings

  Spill any lubricants, greases, oils and materials that could damage or contaminate the soil.

Also, Endeavour Silver is required to post a security bond that guarantees the fulfillment of the established conditions. This bond needs to be submitted to SEMARNAT within 6 months of the permit being granted. Endeavour Silver reports it is in compliance with this condition.

Endeavour Silver is currently working under existing environmental Mexican laws. In the past, environmentalists have tried to convert the San Sebastián del Oeste area into a protected natural area. To-date, the local community has not allowed this to happen, since they are more in favour of resource development and the potential economic benefit, especially employment.

5.0      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	ACCESSIBILITY AND LOCAL RESOURCES

The San Sebastián project is approximately 160 km due west of Guadalajara in Jalisco State and 40 km east of Puerto Vallarta. The road access to San Sebastián is on paved roads. From Guadalajara, travel by road is via Federal Highway No. 70 that passes through the town of Mascota, about 210 km west of Guadalajara, and then another 55 km to San Sebastián del Oeste. Highway 70 continues to Puerto Vallarta on the Pacific coast. Good gravel roads exist on the property itself and year round access is possible with some difficulties experienced during the rainy season.

Recent road improvements have cut the transit time by vehicles from Puerto Vallarta to San Sebastián del Oeste to less than 2 hours. San Sebastián del Oeste is also served by an airfield with a paved landing strip in excellent condition.

National and international access to Puerto Vallarta and Guadalajara is quite good, with numerous daily flights from major cities in Mexico, the United States and Canada, giving many options for travelling to and from the project.

The municipality of San Sebastián del Oeste has a population of approximately 5,600 with less than 1,000 people living in the town of the same name. The town of San Sebastián del Oeste is well maintained and tourism is the principal industry with several hotels and restaurants. It receives nearly daily tourist visits from nearby Puerto Vallarta.

5.2	PHYSIOGRAPHY AND CLIMATE

The town of San Sebastián del Oeste is at an elevation of 1,480 m above sea level. The surrounding area is mountainous and heavily forested, mainly with pine trees. The surrounding valleys are occupied by cattle ranches, corn fields and coffee plantations. Figures 5.1 and 5.2 are views of the topography surrounding San Sebastián.

The weather is predominantly humid in the winter and dry and warm during the spring. The mean temperature is 18°C, with maximum of 25.6°C and minimum of 11.7°C. The wettest months are June through September.

5.3	INFRASTRUCTURE

Most of the labour required for the exploration programs can be found in the Municipality of San Sebastián del Oeste. Supplies are usually purchased in either Puerto Vallarta, Mascota or Guadalajara.

Power supply to the San Sebastián project is provided by the national grid (Comisión Federal de Electricidad).

Figure 5.1
View of the Topography Surrounding the Town of San Sebastián

Figure 5.2
View of the Topography from the San Sebastián Project

Telephone communications are integrated into the national land-base telephone system that provides reliable national and international direct dial telephone communications. Satellite communications also provide phone and internet capabilities at the San Sebastián project. There is also cell phone service in the town of San Sebastián del Oeste. Figure 5.3 is a view of the town of San Sebastián del Oeste.

Figure 5.3
View of the Town of San Sebastián del Oeste, Jalisco

6.0      HISTORY

6.1	MINING IN MEXICO

Mining has played an important role in Mexico since pre-historic times, but it entered a period of rapid expansion after the Spanish conquest when rich mineral deposits were found. The wealth found in these early mines served as incentives for the early colonizers to locate to remote and barely accessible portions of the county.

Although the Spanish began mining as early as 1526 and worked the mines until 1700, it was not until after the latter date that they commenced to work them intensively, continuing to do so until 1810 with the start of the War of Independence. In 1810, the yearly mining production fell in Mexico from US $27,000,000 to US $5,000,000 and this state of affairs continued until 1821 with the expulsion of the Spaniards.

During the war, many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824, a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years. However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases it took a couple of years to transport the equipment from England to the mine in Mexico.

Mining in Mexico became more prevalent again from the 1880’s until the early 1900’s when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. The coinage records, however, are more precise and, according to the best estimates from 1522 to 1879, the production of precious metals in Mexico was about US $3,723,139,070, of which gold amounted to about 0.4 to 0.8 percent, or approximately US $23,600,000. The annual coinage from 1521 to 1879, a period of 355 years, was approximately US $8,173,565 and the annual product nearly US $10,000,000.

In the early days, 90% of all the ores were amalgamated with the balance being smelted. However, this proportion varied in different districts, with smelting taking precedence in some districts and amalgamation in others. Many of the silver mines also contained gold to some extent.

6.2	SAN SEBASTIÁN DEL OESTE MINING DISTRICT

San Sebastián del Oeste is a silver and gold mining town founded in 1605 during the Spanish colonial period. Before the arrival of the Spaniards, San Sebastián del Oeste was an indigenous community comprised of the Tecos and Texoquines tribes. In 1524, Francisco Cortés de San Buenaventura conquered the area. By 1542, the mines were discovered and the area integrated into the jurisdiction of Oxtotipac.

More than 25 mines and a number of foundries had been established by 1785. During the peak mining period, the area was considered one of the principal sources of gold, silver and copper for New Spain. The main mines in the district included Real de Oxtotipan, Los Reyes, Santa Gertrudis, Terronera and La Quiteria. Only one small private company, Minera Cimarrón, is currently active at the La Quiteria mine.

The town was declared a city in 1812 and reached a peak population of more than 20,000 people by 1900. At one time, it was the provincial capital and one of the gold and silver mining centres of Mexico. The prosperity of the city declined after the revolution of 1910.

The mines were, in part, responsible for the start of Puerto Vallarta. Then known as Las Peñas and consisting of just a few huts at the mouth of the Rio Cuale, Puerto Vallarta was used to supply the mines with salt which was taken by mules up to San Sebastián del Oeste and other mines in the high sierras and used in the smelting process. The silver and gold from the mines was sent, again by mule train, through Guadalajara and Mexico City to Veracruz, where it was sent, once a year, to Spain

Still standing is the temple of San Sebastián, the original construction of which dates from 1608, and which displays features of Roman and Corinthian architecture. Many other San Sebastián del Oeste structures, built of rock and adobe, exceed 100 years of age. These structures have not been changed in that length of time. Some of the old haciendas around the town have been purchased and restored in recent years.

The town is famous for its festivities of religious character. Every January 20 there is a fiesta in honour of Saint Sebastián. On the 15 August, there is another festival dedicated to the Virgin of the Asunción. On 7 October, there is a festival for the Virgin of the Rosary and on the 12 December, as in all of Mexico, the Virgin of Guadalupe is venerated in a nearby small town named Los Reyes, still in the municipality of San Sebastián del Oeste.

6.3	HISTORICAL AND RECENT EXPLORATION

In 1921, after the Mexican Revolution, intermittent small scale mining took place in the areas of Santiago de los Pinos, Los Reyes and Navidad. All of these areas are currently inactive.

In 1979, the then Consejo de Recursos Minerales (CRM), now the Servicio Geológico Mexicano (SGM), initiated both regional and local, semi-detailed exploration activity.

In 1985, Compañía Minera Bolaños, S.A. conducted prospecting activities in the areas of Los Reyes and Santiago de los Pinos. This worked eventually ended and many of the concessions were allowed to elapse.

At the end of the 1980’s, IMMSA began exploring in the San Sebastián del Oeste district.

During the period from 1992 to 1995, IMMSA conducted detailed geological mapping and sampling of outcropping structures. These included the La Quiteria, San Augustin and Los Reyes, as well as other veins of secondary importance. IMMSA systematically assayed more than 200 rock samples from many of the old mines, the highlights of which are shown in Table 6.1.

Table 6.1
Significant Results of IMMSA Sampling of Old Mines in San Sebastián

Mine	Width (m)	Silver (g/t)	Gold (g/t)
La Quiteria	Random grabs	10 – 9,649	0.01 – 11.92
San Agustín	Random grabs	24 – 1,770	0.01 – 3.12
El Tajo	Random grabs	74 – 933	0.06 – 1.62
Terronera	Random grabs	16 – 397	0.01 – 4.67
El Padre	Random grabs	15 – 571	0.01 – 0.44
El Fraile	1.5	363	1.44
Demócrata	1.0	814	0.98
La Luz	1.3	325	28.0
Los Reyes	1.0	1,485	3.35
San Antonio	1.25	823	0

Table provided by Endeavour Silver Corp.

This work identified possible mineralized ore-shoots on the Terronera, La Luz and La Quitera veins that were tested by surface diamond drilling.

An initial program of 17 widely-spaced diamond drill holes was completed on these structures, mainly the Terronera vein. The drilling succeeded in intersecting widespread silver-gold mineralization generally ranging up to 1 g/t gold and from 50 to 150 g/t silver over 2 to 6 m widths. Drilling, however, was suspended and quantification of mineral resources was not undertaken. In the final report by IMMSA, numerous structures with potential for future exploration were identified.

6.4	HISTORICAL AND RECENT RESOURCE AND RESERVE ESTIMATES

No historical or recent resource and reserve estimates have been completed for the San Sebastián property.

6.5	HISTORICAL MINING/PRODUCTION

According to various records historical mining in the area dates from after 1566 when the Villa de San Sebastián was founded. According to Southworth, in his 1905 volume on Mexican mining, “These veins have been mined for more than three centuries, and the production has been enormous. Many exceptionally rich bonanzas have been extracted, with the aggregate production totals many millions.” However, while this has may have been the case, the data available appear to suggest that this mining district was a minor silver producer when compared to the more well-known districts which have been among the world class producers.

Intermittent small scale exploitation of the veins occurred between 1640 and 1879 in the San Sebastián del Oeste region. Activity reached a peak between 1880 and 1921 but no production records are available from the period (Flores, Reyes, 2001).

Ramirez, in his 1884 volume entitled “Noticia Historica de la Riqueza Minera De Mexico Y de Su Actual Estado de Explotación or Historical News of the Mineral Wealth of Mexico” does not appear to mention the Sebastián del Oeste region as a major past or current producing district. Even the Consejo de Recursos Minerales 1992 Monograph for the State of Jalisco has no production records for the San Sebastián mining district and only briefly mentions the district and some of the more well-known veins.

As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact silver production is unknown.

At the present time, only the privately owned Santa La Quiteria mine is operating in the district. According to www.infomine.com, as of September, 2010 the mine had a crushing capacity of 150 t/d with a silver and lead concentrate production of approximately 1.5 t/d.

7.0      GEOLOGICAL SETTING AND MINERALIZATION

7.1	REGIONAL GEOLOGY

The mining district of San Sebastián del Oeste is situated at the southern end of the Sierra Madre Occidental (SMO) metallogenic province, a north-northwesterly trending linear volcanic belt of mainly Tertiary age. This volcanic field is more than 1,200 km long and 200 to 300 km wide and is one of the world’s largest epithermal precious metal terranes hosting a majority of Mexico’s gold and silver deposits. The oldest rocks in the southern part of the SMO are late-Cretaceous to early-Tertiary calc-alkaline, granodiorite to granite batholiths that intrude extensive coeval volcanosedimentary units of the Lower Volcanic Group (LVG) and the Upper Volcanic Group (UVG) of late Eocene to Miocene age.

The San Sebastián project lies within the structurally and tectonically complex Jalisco Block at the western end of the Trans Mexican Volcanic Belt (Figure 7.1) . Country rocks within the Jalisco Block include Cretaceous silicic ash flows and marine sedimentary rocks emplaced between 45 and 115 Ma (Lange, Flores, 1991) which are intruded by Cretaceous to Tertiary granite, diorite and granodiorite of the Puerto Vallarta Batholith (Flores, Reyes, 2001). Lavas of the San Sebastián cinder cone field, dated at 0.48 to 0.26 Ma, are characterized by a lack of feldspar phenocrysts with high potassium content occurring with basaltic andesite flows (Lange and Carmichael, 1991). These alkalic lavas were extruded within the Tepic-Zacoalco graben (TZG) which bounds the andesitic stratovolcanoes just to the north and northeast.

The area has been affected by a strong tectonic activity from the Cretaceous to Recent with transcurrent faults associated with movements associated with the northern portion of the Jalisco Block producing primarily northwest-southeast regional structures.

Figure 7.1
Regional Tectonic Map of the San Sebastián Project Showing the Tepic-Zacoalco Graben

Figure 7.2 is a geologic map of the San Sebastián area.

Figure 7.2
General Geologic Map of the San Sebastián del Oeste Area
(modified from Flores, Reyes, 2001)

7.2	PROPERTY GEOLOGY

The San Sebastián del Oeste area is underlain by an intermediate to felsic volcanic and volcaniclastic sequence which is correlated with the Lower Volcanic Group of the Sierra Madre Occidental geological province. This package is comprised of a volcano-sedimentary sequence of mainly shale, sandstone and narrow calcareous-clayey interbeds overlain by tuffs, volcanic breccias and lava flows of mainly andesitic composition. The volcano-sedimentary units outcrop in north-central part of the district. Further to the north, granitic to granodioritic intrusives are present.

The oldest rocks in the San Sebastián area are a combination of marine sedimentary and volcanic rocks of middle-lower Cretaceous (Neocomian-Aptian age). This sedimentary basin most likely developed along with a volcanic arc which was later intruded by granitic-granodiorite intrusions. This then gave rise to the package of andesite flows and pyroclastic eruptions followed by deposition of the rhyolite flows, volcanic breccias, pyroclastic dacites and basalt which are host to the epithermal veins in the district.

A later volcanic event, attributable to the formation of the Trans Mexican Volcanic Belt, gave rise to volcanic rocks of mafic composition.

The most important mineralization in the San Sebastián del Oeste district consists of epithermal silver-gold veins. Mining of these veins has occurred for more than 400 years. Most of the production has been extracted from five principal vein systems, Real de Oxtotipan, Los Reyes, Santa Gertrudis, Terronera and La Quiteria, which are illustrated in Figure 7.3.

Figure 7.3
Geologic Map of the San Sebastián Project Showing the Principal Veins

7.3	MINERALIZATION

The more important mineralized structures in the San Sebastián del Oeste district are controlled by a transcurrent fault system trending west-northwest to northwest with an extensive second order east-west component related to extension caused by sinistral movement on the primary structures. Veins are typically tabular with steep, almost vertical, dips to the south.

There is also a third vein system, trending north-northeast, which displays numerous, narrow, only centimetres wide, veinlets of quartz. These veins have yet to demonstrate any significant economic potential, with the exception of the El Hundido zone, where narrow veins have been exploited.

The west-northest trending vein systems are evident in Landsat TM satellite images. The east-west oriented veins, like La Quiteria and El Padre, are not very well defined on satellite imagery. This supports the idea that the east-west veins and faults are secondary dilation zones of the west-northwest structures (and implying a sinistral shear system).

The width of veins for the principal vein systems varies from 1 to 7 m, with some zones of up to 40 m wide (e.g. La Quiteria and Los Reyes). These wider zones typically occur at the intersection of the two systems and are controlled by lithologic changes of the wall rock.

Ore minerals noted included galena, argentite and sphalerite associated with gangue constituents of quartz, calcite and pyrite.

In the San Sebastián del Oeste district, silver and gold mineralization represents the upper portion of an epithermal vein system. In areas of higher elevation, where limited mining has occurred, such as the El Hundido and Real de Oxtotipan mines, the quartz is amorphous and milky white in colour indicative of a low temperature environment.

Geologic information and field observations indicate that the San Sebastián hydrothermal system is preserved to a large extent, within an elevation difference of up to 1,200 m. The known mines contain polymetallic sulphide mineralization in wide structures. The veins at higher elevations may represent the tops of ore-shoots containing significant silver and gold mineralization at depth.

7.3.1	Los Reyes Area

The Los Reyes area is situated in the north part of the district. In this area, it appears that there is only one vein, called El Refugio-Los Reyes and its extensions, which is mainly hosted in a volcano-sedimentary sequence comprised of andesite and andesitic tuffs. Silver-rich quartz veins with minor lead mineralization predominate in the Los Reyes area.

The El Refugio-Los Reyes structure has been historically exploited in such mines as El Culebro, El Tajo, San Agustin, Rosario, Carbonera, San Juan Nepomuceno and El Refugio. Two processing plants, Los Reyes and La Victoria, were reported to have operated in the Los Reyes area with currency also being coined at La Victoria.

According to a CRM study in 1987, two types of mineralization are present in the Los Reyes area. The first has an average thickness of 8 m at higher elevations and consists of milky white quartz with disseminated pyrite and traces of argentiferous galena. The other type is a breccia with quartz fragments associated with argillaceous material. High-grade gold values occur with strong iron oxides on the footwall contact.

7.3.2	Santiago de los Pinos Area

In the Santiago de los Pinos area, quartz and calcite veins are hosted in volcano-sedimentary rocks consisting mainly of sandstone, siltstone and limestone. Known veins include El Izote, Las Tierras Coloradas, Los Cuates, Los Ocotillos, La Plomosa and numerous other small veins. On the surface, the veins contain minor amounts of silver, lead, zinc and copper mineralization

The Santiago de los Pinos area is denoted by a strong colour anomaly easily seen on satellite images. This alteration corresponds to an oxidized and argillized package of acid volcanics.

7.3.3	San Sebastián del Oeste Area

The veins and mines in the vicinity of the town of San Sebastián del Oeste are considered the most important in the district. These veins can be more than 10 m wide, even though on the surface they can be manifested by only veinlets a few centimetres in width. However, at depths of 70 to 100 m, high-grades of silver-lead-zinc can be found. The veins in the San Sebastián del Oeste area are hosted in andesitic tuffs,

A series of veins which include the La Quiteria and Terronera veins are exposed to the northeast of the town of San Sebastián del Oeste. The El Padre vein is located to the north of the town.

The El Padre quartz-calcite-barite vein is averages 2-3 m wide. The vein trend appears east-west and it dips mainly to the south. High-grade silver mineralization occurs in lenses, typically banded with the higher grades located to both sides of the structure.

The El Padre vein seems to represent a higher level of the epithermal system evidenced by calcite-barite mineralogy, finely banded colloform textures, and mainly silver mineralization. Boiling of carbon dioxide is also evident by the presence of platey calcite replacement textures and iron oxides.

7.3.4	El Real de Oxtotipan Area

In the south part of the San Sebastián del Oeste district, several small abandoned mines were developed on silver-quartz veins hosted in rhyolite, andesite and volcanic breccia. These structures trend N44°-70°W with variables dips to the southwest and northeast and vertical.

The Real Alto vein is the principal structure in the El Real de Oxtotipan area. Southwest of the Real Alto vein are other known silver and gold-bearing veins which include El Llanito, Las Animas, Los Negros, La Castellana, Consuelo, Santiago, La Esperanza, Santa Juana, Peña Gorda, El Parían and La Escurana.

8.0      DEPOSIT TYPES

The San Sebastián del Oeste silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in either a volcanic series of flows, pyroclastics and epiclastics or sedimentary sequences of mainly shale and their metamorphic counterparts.

Low-sulphidation epithermal veins in Mexico typically have a well defined, subhorizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore-shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the mineralized horizons at the San Sebastián project has yet been established precisely.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can either travel along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source. Figure 8.1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

Figure 8.1
Alteration Mineral Distributions within a Low-sulphidation System

9.0      EXPLORATION

9.1	2010 EXPLORATION PROGRAM

In 2010, Endeavour Silver commenced exploration activities on the San Sebastián project. Initial work mainly included data compilation, field mapping and sampling. A total of US $325,586 (including property holding costs) was spent on exploration activities on the San Sebastián project, as summarized in Table 9.1.

Table 9.1
Summary of the 2010 Expenditures for the San Sebastián Project Exploration Program

Description	Pesos	US $
Assays	158,675	12,573
Consultants	202,059	16,011
Diamond drilling	48,121	3,813
Field	138,750	10,995
Housing	49,648	3,934
Food	41,952	3,324
Geology and engineering personnel	1,627,016	128,925
Contract payments & fees	1,326,649	105,124
Contractors services	28,147	2,230
Travel and lodging	67,486	5,348
Gas	11,973	949
Repair and maintenance	40,133	3,180
Expenses non-deductible	368,254	29,180
Total	4,108,863	325,586

Table provided by Endeavour Silver Corp.

9.2	2010 EXPLORATION ACTIVITIES

9.2.1	Surface Geological Mapping

During 2010, surface geological mapping was completed in the Real Alto area in the southern part of the San Sebastián project (Figure 9.1) . Mapping indicated that the geology of the Real Alto area consists of rhyolitic agglomerate overlying andesitic agglomerate and/or andesite.

Numerous quartz veins were traced on the surface in the Real Alto area. The most prominent structures include the Real, Animas-Los Negros, El Tajo and La Escurana veins.

The Real vein is comprised of grey to translucent quartz, minor rhodonite and rhodochrosite with traces of fine pyrite and possible silver sulphide mineralization and oxides of iron and manganese. The vein trends east-west and dips steep to vertical to the north. The host rock is strongly silicified rhyolite.

The Animas-Los Negros vein consists of fine-grained, grey opaque to translucent quartz containing disseminated, fine-grained dark sulphides. Minor calcite replacement textures are observed locally. The vein trends east-west and has a moderate to steep dip to the south.

Figure 9.1
Surface Geology Map in the Real Alto Area of the San Sebastián Property

The El Tajo vein is comprised of mainly white, opaque quartz with iron oxides and traces of fine pyrite and dark sulphides, possibly silver sulphide mineralization. The strike of the vein is northwest with a steep dip to the northeast. The El Tajo vein is hosted in silicified rhyolite. Figure 9.2 is a photograph of an open stope on the El Tajo vein in the Real Alto area.

Figure 9.2
Photograph of El Tajo Vein in the Real Alto Area of the San Sebastián Property

The La Escurana vein is a brecciated and stockworked quartz vein with abundant veinlets of quartz to 30 cm wide. Banded textures and drusy quartz are observed locally. Multiple phases of veining and brecciation are present and the quartz appears low-temperature, possibly representing the upper part of the epithermal system. The La Escurana vein trends east-west and dips to the south. The host rock is silicified rhyolite breccias.

9.2.2	Rock and Soil Sampling

In 2010, a total of 1,004 rock and soil samples were collected and submitted for assay. These samples were taken principally from the historic mines in the San Sebastián del Oeste district, mainly developed on veins in the Real Alto area (Figure 9.3) . Significant assays for rock chip samples are shown in Table 9.2.

The most significant assays were returned for selective grab samples on veins and old mine dumps. The most noteworthy grab samples were collected from the El Porvenir, La Carbonera, El Tajo and Los Pollos veins. The most significant assay returned was 5,040 g/t silver and 18.80 g/t gold for a sample collected at El Porvenir. Elevated values were mainly returned for vein samples of vuggy quartz with finely disseminated pyrite and iron oxides.

Iron oxides consist of fine-grained hematite, mainly supergene after oxidation of pyrite, which occurs on fractures and lining of boxworks. Manganese oxides are locally abundant.

Figure 9.3
Surface Map Showing Selected Rock Chip Samples Taken in the Real Alto Area

Table 9.2
Significant Assays for Rock Sampling in the San Sebastián Project Areas

Sample ID	Zone	Width (m)	Au (g/t)	Ag (g/t)	Pb (ppm)	Zn (ppm)
ESA 10009	El Llanito	0.30	0.33	323	755	42
ESA 10013	Los Pollos	0.30	0.33	270	129	18
ESA 10014	Los Pollos	Grab	0.74	1,185	1,370	355
ESA 10021	Los Negros	Grab	0.48	377	391	98
ESA 10025	La Obra	0.70	1.39	287	282	57
ESA 10026	La Obra	Grab	0.2	231	304	61
ESA 10027	La Obra	1.15	1.06	1,120	547	124
ESA 10037	Ocote Alto	0.80	0.69	821	371	98

Sample ID	Zone	Width (m)	Au (g/t)	Ag (g/t)	Pb (ppm)	Zn (ppm)
ESA 10040	Ocote Alto	0.40	0.44	261	301	28
ESA 10045	San Martín	0.30	1.23	364	1,130	734
ESA 10058	La Obra	0.40	0.13	370	71	86
ESA 10060	Guadalupe	0.35	2.51	647	34	105
ESA 10066	La Obra	1.00	0.38	548	631	281
ESA 10068	La Obra	0.20	0.23	234	302	588
ESA 10069	La Obra	0.20	0.07	429	724	535
ESA 10075	El Tajo	Grab	2.82	1,295	11,150	500
ESA 10076	El Porvenir	Grab	18.80	5,040	4,920	4,610
ESA 10089	El Culebro	Grab	1.94	534	1,160	63
ESA 10095	El Tajo	1.40	0.50	216	615	115
ESA 10096	El Tajo	0.55	0.64	673	18,800	227
ESA 10098	El Tajo	0.50	1.16	581	13,200	5,240
ESA 10099	El Tajo	0.56	2.02	1,295	25,100	3,630
ESA 10903	El Tajo	1.50	0.37	414	897	293
ESA 10904	El Tajo	1.50	0.78	474	449	366
ESA 10907	San Agustín	0.50	0.23	603	2,050	1,755
ESA 10912	El Rosario	0.30	0.68	634	740	164
ESA 10922	La Carbonera	Grab	1.82	518	1,085	762
ESA 10926	La Carbonera	Grab	14.75	4,010	11,800	743
LC-01	Los Cuates	1.30	0.16	310	502	189
YES-05	La Yesquilla	1.50	0.68	737	226	39

Table provided by Endeavour Silver Corp.

A soil geochemical grid was conducted over the Real Alto zone to delineate possible buried veins in the area and also to map and sample any veins exposed on surface. By June, grid sampling was completed with a total of 735 soil samples collected in the Real Alto area (Figures 9.4 and 9.5) .

Contouring of silver and lead soil results gave the best geochemical signatures with anomalous values coinciding with known vein traces. Geochemical sampling also confirmed vein configurations and further analysis of the data was done to identify possible extensions.

9.3	2011 EXPLORATION PROGRAM

In early 2011, exploration activities continued on the San Sebastián project. Exploration activities included a geological mapping, rock chip sampling, topographic surveying and diamond drilling.

A total of US $2,249,443 (including property holding costs) was spent on exploration activities on the San Sebastián project in 2011, as summarized in Table 9.3.

Figure 9.4
Contoured Silver (ppm) Results for Soil Samples Collected in the Real Alto Zone

Figure 9.5
Contoured Lead (ppm) Results for Soil Samples Collected in the Real Alto Zone

Table 9.3
Summary of the 2011 Expenditures for the San Sebastán del Oeste Project Exploration Program

Description	Pesos	US $
Assays	916,384	73,147
Consultants	8,000	639
Diamond drilling	16,910,608	1,349,823
Field	439,659	35,094
Housing	127,786	10,200
Food	86,170	6,878
Geology and engineering personnel	3,025,885	241,529
Taxes	304,256	24,286
Contract services	36,986	2,952
Contract payment and fees	2,700,528	215,559
Reclamation	238,542	19,041
Roads and drill pads	1,318,035	105,207
Salaries	674,559	53,844
Travel and lodging	323,844	25,850
Vehicle	65	5
Gas	191,684	15,300
Repair and maintenance	114,103	9,108
Expenses non-deductable	763,967	60,981
Total	28,181,061	2,249,443

Table provided by Endeavour Silver Corp.

9.3.1	Drilling

During 2011, Endeavour Silver completed 7,688.25 m of drilling in 36 surface diamond drill holes at the San Sebastián project. A total of 2,980 diamond drill core samples were collected and submitted for assay.

Surface diamond drilling was conducted by Layne de Mexico, S.A. de C.V. (Layne), a wholly-owned subsidiary of the USA-based Layne Christensen Company (Layne Christensen) and G4 Drilling (G4) based out of Val d’Or, Quebec, Canada. Layne, Layne Christensen and G4 do not hold any interest in Endeavour Silver and are independent of that company.

9.4	2011 OTHER EXPLORATION ACTIVITIES

9.4.1	Geological Mapping and Sampling

9.4.1.1	Santiago de los Pinos Area

In early 2011, mapping and sampling of structures in the Santiago de los Pinos area (El Alcribil, El Orconcito, El Padre, El Izote, La Plomosa, Tierras Coloradas, Los Cuates, La Yesquilla and La Ermita Areas) were conducted.

The geology in the El Alcribil area consisted of weakly oxidized intrusive rock (granodiorite) with traces of sulphides where the granodiorite is in contact with andesite. The zone has not seen much hydrothermal activity, mainly just weak argillic alteration.

El Orconcito consisted of a 2 to 3 m wide intermittent quartz vein. No previous mine workings, mainly just old test pits, were observed. The vein trends NW65º/72ºNE.

The El Padre vein is composed of quartz with grey to blue sulphides (<1%). The vein is hosted in a silicified andesite with strong oxidation and both fresh and oxidized pyrite. The veins trends east-west with a vertical dip and the width averages 0.8 m.

The El Izote and La Plomosa veins are located about 4 km northwest from the village of La Santiago de los Pinos. The veins are mainly white quartz and massive calcite with pyrite and traces of galena associated with moderate oxidation. The host rocks are sedimentary.

The workings on the El Izote, La Plomosa, Tierras Coloradas, Los Cuates, La Yesquilla and La Ermita were developed on veins 10 to 50 cm wide and hosted in andesite.

The Tierras Coloradas vein was observed to contain traces silver, and possibly gold mineralization.

The La Yesquilla vein is similar to Tierras Coloradas. The vein, however, is narrower with minor gold and silver values returned from the surrounding stockwork veining.

The Los Cuates vein averages 1.2 m wide and contains traces of grey and blue sulphides with good oxidation.

The La Ermita vein averages 1.5 m wide with traces of sulphides and good oxidation.

All samples collected in the Santiago de los Pinos area returned only low grade values; the highest values were 2.2 g/t Au and less than 100 g/t Ag.

9.4.1.2	Terronera Area

Also in early 2011, mapping and sampling was carried out on the Terronera vein near the town of San Sebastián del Oeste.

The Terronera vein is comprised of mainly white, opaque quartz with calcite white clays and abundant iron oxides. Banded textures and boxworks after pyrite are present locally. The vein trends NW60º up to NW50º, dipping steeply northeast, with variable widths. In the northwest, the vein is up to 12 m wide and in the southeast, it pinches down to less than 1 m. In the Terronera mine, at least two mineralizing events were observed. Faulting is associated the both mineralizing events.

The Terronera vein has been mined in four separate underground workings; the Terrona mine in the middle, the Salto mine to the northwest and the Santa Gertrudis and El Hundido mines to the southeast. In the La Terronera mine, wall and roof samples were collected every 3 m or so, depending of the existence of quartz in the zone. The left wall contained traces of sulphides and the right wall has grey sulphides (<1%), similar to the roof. Some dump boulders were also sampled and contained veinlets of grey sulphides averaging 5 mm wide.

Rock chip samples taken in the Terronera mine returned significant assays up 1,720 g/t silver and 2.09 g/t gold over 1.2 m and 943 g/t silver and 0.46 g/t gold over 0.8 m (Table 9.4) . These elevated values were primarily obtained from crystalline quartz veins, drusy in places, with limonite and manganese oxides lining boxworks after sulphides and fine-grained disseminated pyrite and traces of dark grey sulphides, probably silver sulphides.

Table 9.4
Significant Assays for Rock Sampling in the La Terronera Area.

Sample ID	Width (m)	Au (g/t)	Ag (g/t)
ESA 10973	1.9	2.17	213
ESA 10974	1.7	1.55	123
ESA 10978	1.0	2.24	141
ESA 10979	1.0	1.44	221
ESA 10980	1.0	2.16	171
ESA 11008	1.4	4.92	227
ESA 11011	1.3	6.94	189
ESA 11014	1.2	1.79	152
ESA 11015	2.3	0.88	208
ESA 11021	2.1	0.7	178
ESA 11024	1.4	1.5	189
ESA 11025	1.25	3.38	381
ESA 11026	1.4	3.45	197
ESA 11027	1.7	2.99	183
ESA 11033	Grab	3.1	198
ESA 11035	0.6	5.55	67
ESA 11048	1.5	1.75	122
ESA 11037	0.15	0.58	197
ESA 11101	1.0	2.39	208
ESA 11102	1.2	2.09	1,720
ESA 11106	0.5	0.88	182
ESA 11110	1.0	6.48	119
ESA 11125	0.8	0.46	943
ESA 11128	1.0	0.56	193
ESA 11133	1.0	4.67	353
ESA 11136	0.7	0.44	423
ESA 11140	1.1	0.38	138
ESA 11149	1.0	2.26	236
ESA 11150	0.15	0.36	695
ESA 11166	0.2	0.24	215
ESA 11168	0.35	0.31	662

Table provided by Endeavour Silver Corp.

The El Hundido mine was developed on the southeastern extension of the La Terronera vein. The vein has a similar trend and dip as seen in the La Terronera mine, NW60º to NW50º and dipping northeast. The vein width varies up to approximately 9 m. It is also offset by faults, one of them trending NW15º/60ºSW and the other SW35º/62ºNW.

Rock chip samples taken in the El Hundido mine returned significant assays up 494 g/t silver and 0.40 g/t gold over 1.1 m (Table 9.5) . These elevated values were mainly from samples of milky white quartz, crystalline in places, with traces of pyrite and possible silver sulphides along the hangingwall contact. Boxworks lined with iron oxides after pyrite and minor manganese oxides are also present.

The Santa Gertrudis mine is caved in and inaccessible.

In the El Salto mine area, the Terronera vein consists of moderate to strong brecciation and measures up to 4 m wide. The vein is not well exposed but is observed to be hosted within andesite. Also present is a strong stockwork and/or quartz vein (predominant quartz vein and andesite fragments with argillic alteration and oxidation). Several faults (post-mineral) are present with good widths, up to 1 m. The crosscut in the mine was drained but the workings were not completely accessible due to strong movement on the faults.

Samples of the Terronera vein in the El Salto mine returned only low grade values (<0.20 g/t Au and <10 g/t Ag).

Table 9.5
Significant Assays for Rock Sampling in the El Hundido Mine Area.

Sample ID	Width (m)	Au (g/t)	Ag (g/t)
ESA 11174	1.2	0.20	115
ESA 11186	1.1	0.52	206
ESA 11198	0.8	0.69	182
ESA 11199	1.0	0.76	192
ESA 11204	1.1	0.40	494
ESA 11205	0.8	0.40	225
ESA 11206	0.6	0.30	354

Table provided by Endeavour Silver Corp.

9.4.1.3	La Luz Area

In October 2011, mapping and sampling were conducted on the La Luz and Quiteria veins in La Luz area.

The Quiteria vein consists of a quartz vein with minor calcite which trends east-west to NW80º, with a variable width between 8 and 21 m. Vein textures include massive, brecciated and locally banded. The vein is comprised of mainly milky quartz with minor crystalline quartz and hosted in andesitic rock with moderate to strong argillization. Locally the quartz is coated by iron oxides associated with disseminated manganese oxides throughout most of the vein. Grey sulphides occur as veinlets. In some places, zones of brecciated quartz are cut by millimetre-scale veinlets of quartz. Manganese oxides are present on fractures and as veinlets.

The La Luz vein is a major quartz vein hosted in rhyolite. The vein varies in width from 0.5 m to 10 m with a strike of SE60º/60ºSW. The La Luz vein is likely to be the western continuation of the La Quiteria vein. In many places the vein has seen previous small-scale mining activity.

The La Luz quartz vein is brecciated in some zones but in general it is crystalline and sometimes milky coloured. Traces of sulphides are present associated with a strong red oxidation. The alteration in the sub-district is mainly argillic.

9.4.1.4	Los Reyes Area

In the Los Reyes area, the quartz veins are very similar to the Real Alto veins but with more evidence of acid leaching within the quartz and with moderate to strong brecciation. These features are found mainly from the San Agustin mine to the west part of the El Culebro mine.

The Los Reyes area has multiple quartz veins, 0.5 m to 5 m wide, mainly hosted in andesite. The quartz veins are typically comprised of fine to medium-grained grey to white opaque to translucent quartz with iron oxides (hematite) on fractures and lining boxworks, and possible oxidized base metal sulphides (galena +/- sphalerite). Occasionally, sulphides are represented as either several millimetre-wide threads or isolated spots and disseminations in the vein and host rock. Manganese oxides are locally abundant.

The veins are also usually brecciated and the wall rock alteration is generally advanced argillic and silicification. Minor phyllic alteration is also present. The host rock varies from rhyolitic agglomerate, andesite and basalt, in San Juan mine.

The main vein structures in the Los Reyes area include:

  El Culebro with a strike of SE83º/66ºSW and width in the stopes up to 1.2 to 2.0 m.

  El Tajo with a strike of E-W/79ºS and widths varying from 3 to 6 m.

  San Agustin with a strike of E-SE 67º/58º; the width of the vein is near 3 m.

  La Carbonera with a strike of 45º/66ºSW and 0.3 to 1 m width.

  A vein located west of the El Culebro mine with a strike of SE87º/67ºSE and widths that vary from 80 cm to 4 m.

  El Refugio with a strike of SE58º/74ºNE and varying widths from 15 to 30 cm.

  La Minita in the extreme west; quartz vein with a strike of NE85º/74ºSE, and 5 m width.

  El Padre, located approximately 1.5 km northwest from La Quiteria mine. The vein has a strike NE78º/72ºSE.

  The Guadalupe mine inside the town of Santa Ana has a strike of NW 50º/72ºSW and corresponds also to a vein-fault. The wallrock is strongly silicified with sulphides extending up to 4 m on each side of the vein

  The Santo Domingo mine, also in Santa Ana, has a strike of NW10º/67ºSW. Chalcedony and phyllic alteration are abundant in the wallrock.

10.0      DRILLING

10.1	GENERAL DISCUSSION

In 2011, Endeavour Silver conducted its first drilling program on the San Sebastián property.

Endeavour Silver’s objective for the drilling campaign was to gain enough information about the subsurface veins to be able to trace them along strike and dip, as well as to identify enough mineralization within the veins in order to complete its first mineral resource estimate. Endeavour Silver was successful in meeting both its objectives for the 2011 program.

10.2	2011 DRILLING PROGRAM

In 2011, Endeavour Silver commenced a surface diamond drilling program on prospective targets within the San Sebastián property. Exploration drilling focused in two main areas: 1) The Real el Alto area, exploring the Animas-Los Negros, El Tajo and Real veins, and 2) The Central area, exploring the extension of the Quiteria vein, to the west of the La Quiteria mine.

By mid-December, 2011, Endeavour Silver had completed 7,688.25 m of drilling in 36 surface diamond drill holes at the San Sebastián project. A total of 2,980 diamond drill core samples were collected and submitted for assay.

The 2011 surface diamond drilling is summarized in Table 10.1.

Table 10.1
2011 Drill Hole Summary for the San Sebastián Surface Diamond Drilling

Drill Hole	Azimuth (°)	Dip (°)	Diameter	Total Depth (m)	Start Date	Finish Date	Company
LN10-1	0º	-45º	HQ	154.00	05/04/2011	12/04/2011	Layne
LN10-2	0º	-68º	HQ	196.30	13/04/2011	27/04/2011	Layne
LN08-1	0º	-50º	HQ	98.85	29/04/2011	01/05/2011	Layne
LN08-2	0º	-84º	HQ	130.65	02/05/2011	06/05/2011	Layne
AN13-1	0º	-48º	HQ	144.90	09/05/2011	13/05/2011	Layne
AN13-2	0º	-81º	HQ	208.45	13/05/2011	17/05/2011	Layne
LN08-3	0º	-62º	HQ	250.00	19/05/2011	27/05/2011	Layne
LN04-1	0º	-71º	HQ	199.90	29/05/2011	06/06/2011	Layne
LN02-1	0º	-45º	HQ	42.25	08/06/2011	12/06/2011	Layne
LN09-1	299º	-45º	HQ	80.35	13/06/2011	18/06/2011	Layne
LN07-1	59º	-48º	HQ	94.90	19/06/2011	29/06/2011	Layne
LN06-1	0º	-46º	HQ	137.85	30/06/2011	07/07/2011	Layne
TA02-1	225º	-45º	NQ	124.50	07/06/2011	09/06/2011	G4 Drilling
TA04-1	225º	-45º	NQ	226.50	10/06/2011	17/06/2011	G4 Drilling
TA04-2	225º	-57º	NQ	303.70	18/06/2011	25/06/2011	G4 Drilling
TA07-1	225º	-45º	NQ	158.50	28/06/2011	04/07/2011	G4 Drilling
TA09-1	225º	-45º	NQ	148.50	05/07/2011	10/07/2011	G4 Drilling
TA11-1	225º	-45º	NQ	111.00	13/07/2011	14/07/2011	G4 Drilling
TA13-1	225º	-65º	NQ	144.00	17/07/2011	22/07/2011	G4 Drilling
RE06-1	180º	-45º	HQ	199.75	12/07/2011	24/07/2011	Layne
RE18-1	180º	-45º	NQ	222.00	24/07/2011	01/08/2011	G4 Drilling

Drill Hole	Azimuth (°)	Dip (°)	Diameter	Total Depth (m)	Start Date	Finish Date	Company
RE08-1	180º	-54º	HQ	423.50	25/07/2011	10/08/2011	Layne
RE04-1	180º	-53º	HQ	137.90	12/08/2011	17/08/2011	Layne
RE10-1	192º	-58º	HQ	373.00	17/08/2011	04/09/2011	Layne
RE17-1	180º	-45º	NQ	243.00	26/08/2011	04/09/2011	G4 Drilling
RE15-1	180º	-45º	NQ	288.00	07/09/2011	22/09/2011	G4 Drilling
RE13-1	180º	-50º	NQ	310.50	23/09/2011	01/10/2011	G4 Drilling
TA03-1	225º	-56º	NQ	303.00	02/10/2011	07/10/2011	G4 Drilling
ES01-1	0º	-45º	NQ	165.00	09/10/2011	11/10/2011	G4 Drilling
ES08-1	0º	-45º	NQ	295.50	13/10/2011	20/10/2011	G4 Drilling
QT02-1	0º	-50º	NQ	295.50	22/10/2011	31/10/2011	G4 Drilling
QT03-1	0º	-64º	NQ	271.50	01/11/2011	07/11/2011	G4 Drilling
QT04-1	0º	-72º	NQ	298.50	09/11/2011	16/11/2011	G4 Drilling
QT05-1	0º	-68º	NQ	296.00	17/11/2011	25/11/2011	G4 Drilling
QT09-1	0º	-59º	NQ	307.50	26/11/2011	04/12/2011	G4 Drilling
QT11-1	0º	-68º	NQ	303.00	04/12/2011	13/12/2011	G4 Drilling
			TOTAL	7,688.25

Table provided by Endeavour Silver Corp.

10.3	2011 DRILLING PROGRAM RESULTS

10.3.1	Real el Alto Area

In April, 2011, surface diamond drilling commenced on the Animas - Los Negros vein in the Real el Alto area using one drill rig provided by Layne. In June, 2011, a man-portable surface diamond drill rig was mobilized by G4 to commence drilling on the El Tajo vein, also in the Real el Alto area.

The holes drilled in the Real el Alto area are shown on Figure 10.1.

10.3.1.1	Las Animas-Los Negros Vein

The 2011 drilling program was successful in identifying a mineralized horizon on the Animas-Los Negros vein. The Las Animas vein and Los Negros vein are interpreted to be the same vein, offset by faulting.

The Animas-Los Negros vein is comprised of quartz with abundant manganese oxides (pyrolusite), minor pyrite and traces of disseminated dark grey and blue sulphides. For some intercepts, the quartz occurs as either veinlets, massive in form, or brecciated with pyrolusite and hematite disseminated in fractures with weak disseminated pyrite. Often, the vein is strongly fractured and horses of brecciated and quartz-stockworked rhyolite are observed in a few intercepts. The host rock is principally rhyolite.

On the Animas-Los Negros vein, drilling highlights include 132 g/t silver and 1.02 g/t gold over a 3.2 m true width within hole LN07-1, 144 g/t silver and 1.21 g/t gold over a 3.6 m true width in hole LN08-1 and 258 g/t silver, while 0.61 g/t gold over a 4.5 m true width was returned for hole LN09-1.

Figure 10.1
Surface Map showing Completed Holes (black) on the Animas-Los Negros, Tajo, Escurana and Real Areas of Real Alto

Drilling results for the Animas-Los Negros vein are summarized in Table 10.2 and the intersection points are shown on Figure 10.2.

Figures 10.3 and 10.4 represent typical cross-sections showing holes LN08-1, LN08-2, LN08-3 and LN09-1, drilled to test the Los Negros vein in the Animas-Los Negros areas.

Table 10.2
Surface Drill Hole Assay Summary for Mineral Intercepts of the Animas-Los Negros Area

Drill Hole ID	Vein	Mineralization Intersection (m)				Assay (g/t)
		From	To	Core Length	True Width	Au	Ag
LN02-1	Los Negros Vein	21.55	27.00	5.45	5.37	0.26	65.4
	Los Negros Composite	25.45	27.00	1.55	1.53	0.74	222.2
	Including	25.45	26.50	1.05	1.03	0.99	308.0
LN04-1	Los Negros Vein	116.65	117.85	1.20	1.13	0.28	150.9
	Los Negros Composite	116.65	118.35	1.70	1.60	0.25	120.1
	Including	117.20	117.85	0.65	0.61	0.35	227.0
LN06-1	Los Negros Vein	109.15	110.35	1.20	1.15	0.12	62.1
	Los Negros Composite	109.15	110.75	1.60	1.53	0.13	60.1
	Including	109.90	110.35	0.45	0.43	0.24	119.0
LN07-1	Los Negros Vein	75.85	80.40	4.55	4.53	1.10	97.6
	Los Negros Composite	75.85	79.05	3.20	3.19	1.02	131.6
	Including	75.85	76.25	0.40	0.40	1.08	632.0
LN08-1	Los Negros Vein	53.50	59.60	6.10	5.62	0.81	99.4
	Los Negros Composite	53.50	57.45	3.95	3.64	1.21	143.9
	Including	55.50	55.85	0.35	0.32	1.87	273.0
LN08-2	Los Negros Vein	97.60	99.45	1.85	1.06	0.25	48.8
LN08-3	Los Negros Vein	195.00	204.75	9.75	8.44	0.20	14.6
	Including	198.75	199.60	0.85	0.74	0.57	24.0
LN09-1	Los Negros Vein	73.75	78.25	4.50	4.48	0.68	207.0
	Los Negros Composite	74.65	79.15	4.50	4.48	0.61	258.2
	Including	74.65	75.20	0.55	0.55	1.21	727.0
LN10-1	Los Negros Vein	99.85	102.55	2.70	2.54	0.43	113.4
	Los Negros Composite	100.70	102.35	1.65	1.55	0.51	165.4
	Including	100.90	101.10	0.20	0.19	2.24	464.0
LN10-2	Los Negros Vein	138.20	139.30	1.10	0.71	0.11	41.0
AN13-1	Animas Vein	85.10	85.90	0.80	0.69	0.47	99.0
	Animas Vein Composite	85.10	88.05	2.95	2.12	0.37	158.9
	Including	86.65	88.05	1.40	1.21	0.35	193.0
AN13-2	Animas Vein	131.85	134.65	2.80	1.98	0.30	113.7
	Including	133.20	133.80	0.60	0.42	0.46	255.0

Table provided by Endeavour Silver Corp.

Figure 10.2
Longitudinal Section (Looking North) Showing Intersection Points on the Animas-Los Negros Vein

W
LONGITUDINAL SECTION LAS ANIMAS - LOS NEGROS
West-East Looking at North
E
SCALE
0 25 50 100 200
Meters
ENDEAVOUR
SILVER
FINISHED HOLES
PHASE 1 DRILL PROGRAM
2,500 m.s.n.m.
2,450 m.s.n.m.
2,400 m.s.n.m.
2,350 m.s.n.m.
2,300 m.s.n.m.
2,250 m.s.n.m.
2,200 m.s.n.m.
2,150 m.s.n.m.
AN13-1
AN13-2
AN14-A
LN10-1
LN10-2
LN10-C
LN10-D
LN10-E
LN9-1
LN8-1
LN8-2
LN8-3
LN7-1
LN6-1
LN4-1
LN2-1
LN2-B

Table provided by Endeavour Silver Corp.

Figure 10.3
Cross-Section through Holes LN08-1, LN08-2 and LN08-3 Drilled to Test the Los Negros Vein in the Animas-Los Negros Area

S
SECTION LN-08
N-S Looking at West
N
REFERENCE LINE
2500
2400
2300
2200
2100
ELEVATION
Kmr
Kmr
Kmr
LN08-1
Azimut 0°
Dip -50°
Total Depth 98.85 m
LN08-2
Azimut 0°
Dip -84°
Total Depth 130.65 m
LN08-3
Azimut 0°
Dip -82°
Total Depth 250 m
LOS NEGROS VEIN
SCALE
0 10 25 50 100
Meters

Figure provided by Endeavour Silver Corp.

Figure 10.4
Cross-Section Through Hole LN09-1 Drilled to Test the Los Negros Vein in the Animas-Los Negros Area

SE
SECTION LN09-1:
SE61°-NW Looking at S29°W
NW
ENDEAVOUR SILVER
2500
2400
2300
2200
ELEVATION
Kmr
Kmr
Kmr
LN09-1
Azimut 299°
Dip -45°
Total Depth 80.35 m
LOS NEGROS VEIN
SCALE
0 10 20 40 80
Meters

Figure provided by Endeavour Silver Corp.

10.3.1.2	El Tajo

The 2011 drilling program also outlined new resources on the El Tajo vein located to the north of the Animas-Los Negros vein (Figure 10.1) .

El Tajo is either a brecciated quartz +/- calcite vein or a stockwork zone with weak to moderate veinlets and disseminations of fine pyrite and traces of galena and possible silver sulphides (argentite?). Minor disseminations of hematite and manganese are also present. Breccia fragments mainly consist of silicified and propylitized rhyolite. The principal host rock is porphyritic rhyolite with millimetre-wide veinlets of quartz (white to translucent).

Drilling highlights for the El Tajo vein include 107 g/t silver and 0.10 g/t gold over a 1.6 m true width within hole TA03-1 and 169 g/t silver and 0.63 g/t gold over a 3.0 m true width in hole TA04-1.

Drilling results for the El Tajo vein are summarized in Table 10.3 and the intersection points are shown on Figure 10.5.

Figures 10.6 and 10.7 represent typical cross-sections showing holes TA03-1, TA04-1 and TA04-2, drilled to test the El Tajo vein.

Table 10.3
Surface Drill Hole Assay Summary for Mineral Intercepts in the Tajo Area

Drill Hole ID	Vein	Mineralized Interval (m)				Assay (g/t)
		From	To	Core Length	True Width	Au	Ag
TA02-1	No vein intercepts
TA04-1	Tajo Vein	194.45	195.10	0.65	0.46	1.74	524.0
	Tajo Vein Composite	194.45	198.50	4.05	2.96	0.63	168.7
	Vein	207.00	208.50	1.50	1.30	0.03	836.0
	Vein Composite	207.00	210.50	3.50	3.03	0.03	580.1
TA04-2	Tajo Vein	236.05	237.00	0.95	0.40	3.30	394.0
	Tajo Vein Composite	235.00	237.55	2.55	1.52	1.67	260.8
	Tajo Vein	247.50	248.15	0.65	0.57	0.22	49.0
	Breccia	274.95	276.90	1.95	1.45	0.05	3.8
TA07-1	Tajo Vein	106.50	106.80	0.30	0.26	0.24	219.0
	Tajo Vein Composite	105.00	108.00	3.00	2.45	0.03	24.0
	Vein	149.10	149.40	0.30	0.23	0.15	16.9
TA09-1	Tajo Vein	63.00	63.30	0.30	0.28	0.24	219.0
	Tajo Vein Composite	62.10	64.50	2.40	1.72	0.04	37.8
	Vein	70.95	71.25	0.30	0.19	0.41	31.0
TA11-1	No vein intercepts
TA13-1	Tajo Vein	121.80	123.70	1.90	0.95	0.23	101.7
	Tajo Vein Composite	121.80	124.50	2.70	1.51	0.20	92.4
	Including	121.80	123.20	1.40	0.59	0.23	129.0
TA03-1	Tajo Vein	256.70	258.05	1.35	0.72	0.16	165.0
	Tajo Vein Composite	255.95	258.45	2.50	1.60	0.10	106.9

Table provided by Endeavour Silver Corp.

Figure 10.5
Longitudinal Section (Looking Northeast) Showing Intersection Points on the Tajo Vein

NW
LONGITUDINAL SECTION TAJO
NW45ºSE Looking at N45ºE
SE
SCALE
0 25 50 100 200
Meters
ENDEAVOUR
SILVER
FINISHED HOLES
PROPOSED HOLES
2,400 m
2,350 m
2,300 m
2,250 m
2,200 m
2,150 m
2,100 m
TA02-1
NO VEIN INTERCEPT
TA05-A
TA03-A
TA13-1
TA11-1
NO VEIN INTERCEPT
TA09-1
TA07-1
TA04-1
TA14-A
TA12-A
TA05-B
TA03-B
TA13-A
TA04-2
TA05-C
TA04-A
TA03-1
TA14-B
TA12-B

Figure provided by Endeavour Silver Corp.

Figure 10.6
Cross-Section Through Hole TA03-1 Drilled to Test the Tajo Vein

SW
SECTION TA03-1
NE
NE45°-SW Looking at N45°W
ENDEAVOUR
SILVER
2500
2400
2300
2200
2100
2000
ELEVATION
Kmr
Kmr
Kmr
Kmr
TA03-1
Azimut 225°
Dip -56°
Total Depth 309.00 m
TAJO VEIN
REFERENCE LINE
SCALE
0
25
50
75
150
Meters

Figure provided by Endeavour Silver Corp.

Figure 10.7
Cross-Section Through Holes TA04-1 and TA04-2 Drilled to Test the Tajo Vein in the Tajo Area

SW
SECTION TA-04
NE
NE45°-SW Looking at N45°W
ENDEAVOUR SILVER
ELEVATION
2500
2400
2300
2200
2100
2000
REFERENCE LINE
TAJO VEIN
Kmr
TA04-1
Azimut 225°
Dip -45°
Total Depth 227.60 m
TA04-2
Azimut 225°
Dip -57°
Total Depth 303.70 m
SCALE
0 10 25 50 100
Meters

Figure provided by Endeavour Silver Corp.

10.3.1.3	Real Vein

The 2011 drilling program also outlined new resources on the Real vein located to the northeast of the Animas-Los Negros and El Tajo veins (Figure 10.1) .

The Real vein mainly consists of white quartz which is intensely oxidized with both iron and manganese oxides, in some places. Base metal sulphides and traces of dark grey sulphides were observed locally. The Real vein is also denoted by hydrothermal breccias and stockworks of narrow quartz veinlets in some intercepts. The breccia matrix is oxidized with quartz +/- calcite and contains traces of fine-grained disseminated sulphides. The wallrock is porphyritic rhyolite which is strongly argillically altered locally.

The most significant intercept for the Real vein was in hole RE04-1 which assayed 320 g/t silver and 0.74 g/t gold over a true width of 2.6 m.

Drilling results for the Real vein are summarized in Table 10.4 and the intersection points are shown on Figure 10.8.

Figures 10.9 and 10.10 represent typical cross-sections showing holes RE04-1 and RE17-1, drilled to test the Real vein.

Table 10.4
Surface Drill Hole Assay Summary for Mineralized Intercepts in the Real Area

Drill Hole ID	Vein	Mineralized Interval (m)				Assay (g/t)
		From	To	Core Length	True Width	Au	Ag
RE04-1	Real Vein	83.20	90.20	7.00	5.59	0.54	167.7
	Real Vein Composite	86.70	90.20	3.50	2.64	0.74	320.4
	Including	86.70	88.15	1.45	1.26	1.05	398.0
RE06-1	Vein	164.50	165.55	1.05	0.18	0.01	3
	Real Vein	168.20	175.35	7.15	5.89	0.15	36
	Real Vein Composite	169.25	171.00	1.75	1.51	0.52	90
RE08-1	Vein	214.10	214.95	0.85	0.58	0.03	1.3
	Breccia	216.10	217.10	1.00	0.71	0.13	27.0
	Breccia	288.00	288.30	0.30	0.13	<0.005	0.6
	Breccia	352.20	352.45	0.25	0.18	<0.005	<0.2
	Real Vein	353.00	354.30	1.30	0.92	<0.005	<0.2
RE10-1	Vein-Fault	122.00	122.20	0.20	0.07	0.45	1.5
	Veinlet	140.00	140.20	0.20	0.13	0.07	1.1
	Breccia	151.75	152.20	0.45	0.32	0.12	3.3
	Breccia	156.25	156.70	0.45	0.29	0.01	0.4
	Vein	192.95	193.45	0.50	0.29	0.03	0.4
	Fault	336.55	338.20	1.65	1.43	0.01	0.3
	Fault	346.10	347.30	1.20	1.00	0.10	26.7
RE17-1	Veinlet	43.50	44.85	1.35	0.95	0.37	253.2
	Veinlet	103.50	104.10	0.60	0.39	0.17	15.2
	Real Vein	196.50	197.90	1.40	1.38	0.11	41.3
RE18-1	Real Vein	192.00	195.10	3.10	2.37	0.06	17.9
	Breccia	220.50	222.00	1.50	0.96	<0.005	0.2
RE15-1	Real Vein	243.00	244.50	1.50	1.26	0.01	1.3
RE13-1	Breccia	109.65	109.95	0.30	0.29	<0.005	<0.2
	Real Vein	237.45	239.20	1.75	1.11	0.10	28.5
	Breccia	257.40	261.85	4.45	2.76	0.01	0.5

Table provided by Endeavour Silver Corp.

Figure 10.8
Longitudinal Section (Looking North) Showing Intersection Points on the Real Vein

Figure 10.9
Cross-Section Through Hole RE04-1 Drilled to Test the Real Vein

S
SECTION RE04-1
N-S Looking at West
N
ENDEAVOUR SILVER
2200
2150
2100
2050
2000
1950
1900
ELEVATION
Ta
Ta
Ta
Ta
Dk Rhy
RE04-1
Azimut 180°
Dip -53°
Total Depth 137.90 m
REFERENCE LINE
REAL VEIN
SCALE
0 10 20 40 80
Meters

Figure provided by Endeavour Silver Corp.

Figure 10.10
Cross-Section Through Hole RE17-1 Drilled to Test the Real Vein

S
SECTION RE17-1
N-S Looking at West
N
ENDEAVOUR SILVER
2300
2200
2100
2000
1900
ELEVATION
Ta
Tr
RE17-1
Azimut 180°
Dip -45°
Total Depth 243.00 m
REAL VEIN
REF. LINE
SCALE
0 25 50 75 150
Meters

Figure provided by Endeavour Silver Corp.

10.3.1.4	La Escurana Vein

In October, 2011, Endeavour Silver drilled two holes to test the La Escurana vein in the southernmost part of the Real el Alto area (Figure 10.1) . The first hole (ES01-1) did not intersect any veins. The other hole (ES08-1) intercepted the La Escurana vein but only returned low-grade assays.

Drilling results for the La Escurana vein are summarized in Table 10.5 and the intersection points are shown on Figure 10.11.

Table 10.5
Surface Drill Hole Assay Summary for Mineral Intercepts in the Escurana Area

Drill Hole ID	Vein	Mineral Intersection (m)				Assay (g/t)
		From	To	Core Length	True Width	Au	Ag
ES01-1	No vein intercepts
ES08-1	Escurana Vein	241.70	251.65	9.95	8.05	0.01	0.2

Table provided by Endeavour Silver Corp.

10.3.2	La Luz Area

In November, 2011, surface diamond drilling commenced on the Quiteria vein in the La Luz area using one man-portable drill rig provided by G4.

The holes drilled in the Real el Alto area are shown on Figure 10.12.

The Quiteria vein is mainly comprised of a massive, white to translucent quartz +/- calcite vein with minor fine grey sulphides in bands and disseminations. Oxidized hydrothermal breccias with traces of grey sulphides are also present. In places, blocks of wallrock or “horses” are present in the wider veins which consist of rhyolite with quartz stockwork veinlets.

Intercepts of the Quiteria vein were up to 13 m wide but the average silver and gold grades were low. The most noteworthy intercepts were 13 g/t silver and 0.02 g/t Au over 8.7 m in hole QT05-1 and 9 g/t silver and 0.03 g/t gold over 13.1 m in hole QT09-1.

Drilling results for the Quiteria vein are summarized in Table 10.6 and the intersection points are shown on Figure 10.13.

Figure 10.14 represents a typical cross-section showing hole QT09-1, drilled to test the Quiteria vein in the La Luz area.

Figure 10.11
Longitudinal Section (Looking North) Showing Intersection Points on the Escurana Vein

Figure 10.12
Surface Map Showing Completed Drill Holes (black) in the Quiteria Area of La Luz

SURFACE MAP
LA LUZ
ENDEAVOUR
SILVER
ROADS
PROPOSED ROADS
PROPOSED PADS
ENDEAVOUR CONCESSIONS
OTHER CONCESSIONS
FINISHED HOLES
QUITERIA VEIN
LA LUZ
LA QUITERIA
AMP. LA QUITERIA
SAN SEBASTIAN 1
SAN SEBASTIAN 2
QT11-1
QT09-1
QT07-1
QT05
QT03-1
QT02-1
SSO-10
2298800 N
2298600 N
2298400 N
2298200 N
2298000 N
2297800 N
516600 E
516800 E
517000 E
517200 E
517400 E
517600 E
517800 E
518000 E
518200 E
518400 E
518600 E
Figure provided by Endeavour Silver Corp.

Table 10.6
Surface Drill Hole Assay Summary for Mineral Intercepts in the Quiteria Area

Drill Hole ID	Vein	Mineral Intersection (m)				Assays (g/t)
		From	To	Core Length	True Width	Au	Ag
QT02-1	Quiteria Vein	177.00	181.50	4.50	3.69	0.02	2.9
QT03-1	Quiteria Vein	212.50	219.35	6.85	5.32	0.01	4.2
QT05-1	Quiteria Vein	227.30	241.40	14.10	8.68	0.02	12.6
QT07-1	Quiteria Vein	239.25	253.30	14.05	10.76	0.01	5.0
QT09-1	Quiteria Vein	255.00	271.60	16.60	13.08	0.03	9.3
QT11-1	Quiteria Vein	203.90	209.50	5.60	5.51	0.01	0.6

Table provided by Endeavour Silver Corp.

10.4	MICON COMMENTS

Micon observed a portion of the exploration drilling campaign during its site visit and noted that the campaign followed the best practice guidelines as outlined by the CIM and that Endeavour Silver was diligent in conducting its QA/QC program, as discussed in the subsequent sections of this report. Therefore, it is Micon’s opinion that the results obtained during the 2011 drilling campaign can be used as the basis of Endeavour Silver’s mineral resource estimate for the San Sebastián project.

Figure 10.13
Longitudinal Section (Looking North) Showing the Intersection Points on the Quiteria Vein

LONGITUDINAL SECTION QUITERIA
W-E Looking at North
W
E
FINISHED HOLES
PROPOSED HOLES
ENDEAVOUR
SILVER
1,400 m
1,350 m
1,300 m
1,250 m
1,200 m
1,150 m
1,100 m
QT11-1
QT13-A
QT13-B
QT09-1
QT07-1
QT05-1
QT03-1
QT02-1
SAN SEBASTIAN 1
LA LUZ
SCALE
0 25 50 100 200
Meters

Figure provided by Endeavour Silver Corp.

Figure 10.14
Cross-Section Through Hole QT09-1 Drilled to Test the Quiteria Vein

S
SECTION QT09-1
N-S Looking at West
N
ENDEAVOUR SILVER
1500
1400
1300
1200
1100
ELEVATION
Tr
Tr
Tr
Tr
QT09-1
Azimut 0°
Dip -59°
Total Depth 307.5 m
QUITERIA VEIN
REFERENCE LINE
SCALE
0 25 50 75 150
Meters

Figure provided by Endeavour Silver Corp.

11.0      SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	SAMPLING METHOD AND APPROACH

Endeavour Silver has adopted a fairly rigorous QA/QC program for its surface exploration programs in Mexico and generally follows similar preparation, analyses and security procedures for its programs, both on a new property like San Sebastián or on more mature projects like those closer to its operating mines at Guanajuato or Guanaceví. There may be some variation introduced into the QA/QC programs due to either the location or the available services in the area but, where these occur, they do not impact the quality of the program.

11.1.1	Core Drilling

Drill holes are typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. No drilling is designed for intercept angles of less than about 35° to the target, and most are between 45° and 90°. Drill holes are typically HQ to NQ in size.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates, with the drilling subject to daily scrutiny and coordination by Endeavour Silver’s geologists. At or near the targeted drill hole depth, the hole is surveyed using a Reflex multi-shot down-hole survey instrument. Survey measurements are obtained at a depth of approximately 4 m below the end of the drill string and at 30 m to 50 m intervals from the bottom of the hole back up to the collar. The survey data obtained from the drill hole are transferred to a handheld personal digital assistant (PDA), and thence to the Vulcan mine planning software and AutoCAD databases. True thicknesses are estimated from the measured inclination of the drill hole intercept and the interpreted dip of the vein.

The full drill core boxes are collected daily and brought to the core storage building where the core is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

Depending on the competency of the core, it is either cut in half with a diamond bladed saw or split with a pneumatic core splitter.

The core storage facilities at San Sebastián are enclosed in a locked, cement-walled warehouse and well protected.

11.1.2	Micon Observations during the 2011 Site Visit

Endeavour Silver utilizes recently designed portable diamond drill rigs which can be moved about in the bush with minimal environmental damage. Drilling is supervised by the site geologist who makes daily progress reports on hole surveys and drill core quality. At the end of each shift, the drill foreman ensures that all core is transported to the core storage facility which is kept under lock and key. Endeavour Silver is planting trees at all drill sites before the sites are abandoned.

Random measurements of cores by Micon at the drill site and at the core shack showed that reasonable core recoveries were being obtained.

11.1.3	Sample Preparation and Security

11.1.3.1	Rock and Drill Core

All of Endeavour Silver’s samples of rock and drill core were bagged and tagged at the San Sebastián project warehouse and shipped to the ALS-Chemex (ALS) preparation facility in Guadalajara, Mexico. After preparation, the samples were shipped to the ALS laboratory in Vancouver, Canada, for analysis.

Upon arrival at the ALS preparation facility, all of the samples are logged into the laboratory’s tracking system (LOG-22). Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm (-10 mesh). The sample is then split through a riffle splitter and a 250 g sub-sample is taken and pulverized to 85% passing 75 microns (-200 mesh).

The analytical procedure for the gold mineralization is fire assay followed by an atomic adsorption (AA) analysis. A 30 g nominal pulp sample weight is used. The detection range for the gold assay is 0.005 to 10 ppm, or 5 to 10,000 ppb.

The analytical procedure for the silver mineralization is an aqua regia digestion followed by an AA analysis. The detection range for the silver assay is 0.2 ppm to 100 ppm.

These analytical methods are optimized for low detection limits. The assays for evaluation of high-grade silver (+/- gold) mineralization have been optimized for accuracy and precision at high concentrations (>20 ppm for silver). The analytical procedure for high-grade gold and silver mineralization is fire assay followed by a gravimetric finish. A 30 g nominal pulp sample weight is used. The detection ranges are 0.5 to 1,000 ppm for the gold assay and 5 to 3,500 ppm for the silver assay.

As an economical tool for first pass exploration geochemistry, the pulps from selected drill holes are also subjected to aqua regia digestion and inductively coupled plasma (ICP) multi-element analysis (ME-ICP41). The data reported from an aqua regia leach are considered to represent the leachable portion of the particular analyte.

Over-limits (>10,000 ppm) determined for lead and zinc by ICP are re-analyzed using atomic emission spectroscopy (AES). The analytical procedure is an aqua regia digestion followed by an ICP-AES finish. The detection ranges are 0.001% to 20% for lead and 0.001% to 30% for zinc.

ALS is an independent analytical laboratory company which services the mining industry around the world. ALS is also an ISO-certified laboratory that employs a rigorous quality control system in its laboratory methodology, as well as a system of analytical blanks, standards and duplicates. Details of its accreditation, analytical procedures and QA/QC program can be found on their website at http://www.alsglobal.com/.

During 2011, the turn-around time required for analyses was typically about four weeks or longer.

11.1.3.2	Soil Samples

All of Endeavour Silver’s soil samples were bagged and tagged at the San Sebastián project warehouse and shipped to the ALS preparation facility in Guadalajara, Mexico and then to the ALS laboratory in Vancouver, Canada, for analysis.

Soil and stream sediment samples are dried and screened to -80 mesh. Both size fractions are retained.

The analytical procedure for gold in soil and stream sediment samples is an aqua regia digestion followed by an ICP analysis. A 15 g nominal pulp sample weight is used. The detection range for the gold assay is 0.001 ppm to 1 ppm.

The analytical procedure for the remaining elements in soil and stream sediment samples is by ICP analysis only.

11.2	QUALITY CONTROL / QUALITY ASSURANCE (QA/QC) PROGRAM

A QA/QC program of blanks, duplicates, reference standards and check assays has been instituted by Endeavour Silver to monitor the integrity of assay results.

Drilling on the San Sebastián project included a QA/QC program. For each batch of approximately 20 samples, control samples are inserted into the sample stream. Each batch of 20 samples includes one blank, one duplicate and one standard reference control sample. Check assaying is also conducted on the samples at a frequency of approximately 5%.

A total 2,121 samples were collected during Endeavour Silver’s 2011 surface diamond drilling program. A summary of the quantities of control samples is contained in Table 11.1.

Table 11.1
Table Showing Quantities of Control Samples Used

Sample Type	No. Of Samples	Percentage (%)
Duplicates	107	5.04
Blanks	108	5.09
Standards	105	4.95
Normal	1,801	84.91
Total	2,121	100.00
Check Assays	97	4.57

Table provided by Endeavour Silver Corp.

Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either the pulp or reject or both.

Endeavour Silver’s sampling process, including handling of samples, preparation and analysis, is shown in the quality control flowsheet (Figure 11.1) .

Figure 11.1
Flowsheet for Core Sampling, Preparation and Analysis

FLOW SHEET FOR CORE SAMPLING, SAMPLE PREPARATION AND ANALYSIS
HQ/ NQ size core
max 1.5 m sample ~ 5 kg
Prepare duplicates
In 1 in 20 cases, split and insert for duplicate.
Insert coarse blanks (1/20)
Prepare coarse blank
Insert standards (1/20)
Purchase and prepare standards
Submit for chemical assays
Randomly select 1/20 for submission to secondary lab
Review QC
Merge analytical data with sample intervals, location and description in the database.
Monitor Contamination
Introduction of Sampling Error
Monitor Sampling Error
Monitor Accuracy
ENDEAVOUR SILVER

Figure provided by Endeavour Silver Corp.

11.2.1	Standard Reference Material

Endeavour Silver uses commercial standard reference samples to monitor the accuracy of the laboratory. The standard material was purchased from various internationally-recognized companies (e.g. WCM Minerals and CDN Resource Laboratories Ltd.). Each standard reference sample was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver along with a certificate of analysis for each standard purchased.

In 2011, a total of 105 standard reference samples were submitted at an average frequency of 1 for each batch of 20 samples. The standard reference samples were ticketed with preassigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Two different standards were submitted and analyzed for gold, silver, copper, lead and zinc, as summarized in Table 11.2.

Table 11.2
Summary of the Reference Standard Material Samples Used During the San Sebastián Surface Diamond Drilling Program

Reference Standard	Sample Number	Laboratory	Accepted Value
			Gold (g/t)	Silver (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
Edr-18	PM424	WCM Minerals	1.17
Edr-27	CDN-ME-11	CDN Resource Laboratories	1.38	79	2.44	0.86	0.96

Table provided by Endeavour Silver Corp.

For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), a lower control limit (LL) and an upper control limit (UL), as follows:

Limit Value:

UL-Plus two standard deviations from the mean.
CL-Recommended value (mean) of standard reference material).
LL-Minus two standard deviations from the mean.

Results for each standard reference sample used are presented separately below.

11.2.1.1	Edr-18

Fourteen samples of standard Edr-18 (a gold standard) were submitted.

The average assay values for gold and silver for this standard reference material sample are summarized in Table 11.3 and the control chart for gold is shown in Figure 11.2.

Table 11.3
Summary of Results for Standard Reference Material Sample Edr-18

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Gold (g/t)	1.11	1.17
Silver (g/t)	0.56	n.a

Table provided by Endeavour Silver Corp.

For standard Edr-18, only one sample (SDH0110) had a value outside the accepted gold range for the standard.

Figure 11.2
Control Chart for Gold Assays from Standard Reference Sample Edr-18

11.2.1.2	Edr-27

A total of 91 samples of standard Edr-27 (a gold, silver, copper, lead and zinc standard) were submitted.

Assaying for base metals (copper, lead and zinc) did not start until part way through the 2011 San Sebastián drilling program.

The average assay values for gold, silver, copper, lead and zinc for this standard reference material sample are summarized in Table 11.4 and the control charts are shown in Figures 11.3 through 11.7.

Table 11.4
Summary of Results for Standard Reference Material Sample Edr-27

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Gold (g/t)	1.37	1.38
Silver (g/t)	82	79
Copper (ppm)	2.46	2.44
Lead (ppm)	0.80	0.86
Zinc (ppm)	0.89	0.96

Table provided by Endeavour Silver Corp.

Figure 11.3
Control Chart for Gold Assays from Standard Reference Sample Edr-27

Figure 11.4
Control Chart for Silver Assays from Standard Reference Sample Edr-27

Figure 11.5
Control Chart for Copper Assays from Standard Reference Sample Edr-27

Figure 11.6
Control Chart for Lead Assays from Standard Reference Sample Edr-27

Figure 11.7
Control Chart for Zinc Assays from Standard Reference Sample Edr-27

Four standard reference samples for gold (SDH0350, SDH0390, SDH0410 and SDH0552) were above the upper control limit for the standard Edr-27.

The four gold assays above the upper control limit were returned for two holes (AN13-1 and AN13-2) drilled to test the Animas-Los Negros vein. Check samples submitted for these holes show that ALS was returning higher gold assays than those reported by Inspectorate. Higher gold assays reported by ALS appear to only be a problem for holes AN13-1 and AN13-2. Subsequent holes reported gold assays within the control limits for reference standard Edr-27.

Since resources are being reported for the Animas-Los Negros vein, all samples used for resource estimation in holes AN13-1 and AN13-2 will be re-assayed by ALS as a check of the original gold assay values.

Most of the values for silver were within the accepted values for the standard. Only one sample was above the upper control limit.

All copper assays were within the control limits for the standard Edr-27.

In the case of lead and zinc, several assays, particularly for zinc, were below the lower control limit. The low values are thought to reflect more on the quality of the standard than on the performance of the laboratory. This is not material, however, since no resources are being reported for lead and zinc on the San Sebastián project.

11.2.2	Duplicate Samples

Duplicate samples were used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or lack of homogeneity of the samples.

Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the San Sebastián project. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling. This required splitting the core in half and then crushing and dividing the half-split into two portions which were then sent to the laboratory separately. The duplicate samples were ticketed with the consecutive number following the original sample. One duplicate sample was collected for each batch of 20 samples.

A total of 107 duplicate samples were taken, representing 5% of the total samples.

The results of the duplicate sampling are shown graphically in Figures 11.8 through 11.12.

Figure 11.8
Graph of the Original versus Duplicate Sample for the Gold Assays from Endeavour Silver’s San Sebastián Drilling Program

Figure 11.9
Graph of the Original versus Duplicate Sample for the Silver Assays from Endeavour Silver’s San Sebastián Drilling Program

Figure 11.10
Graph of the Original versus Duplicate Sample for the Copper Assays from Endeavour Silver’s San Sebastián Drilling Program

Figure 11.11
Graph of the Original versus Duplicate Sample for the Lead Assays from Endeavour Silver’s San Sebastián Drilling Program

Figure 11.12
Graph of the Original versus Duplicate Sample for the Zinc Assays from Endeavour Silver’s San Sebastián Drilling Program

Good correlation indices are shown for the majority of the duplicate samples collected during the San Sebastián drilling program.

11.2.3	Blank Samples

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used was commercial bentonite purchased for Endeavour Silver’s drilling programs on the San Sebastián project. The bentonite used was Enviroplug Coarse (1/4”).

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples, with 108 blank samples submitted.

Control charts for gold and silver assays from the blank samples inserted into the sample stream on the San Sebastián project are shown in Figures 11.13 and 11.14.

Figure 11.13
Control Chart for Gold Assays from the Blank Samples Inserted into the Sample Stream

Figure 11.14
Control Chart for Silver Assays from the Blank Samples Inserted into the Sample Stream

For gold, three samples (2.8%) out of a total of 108 blanks were over the detection limit of 0.005 g/t gold. All three of the samples were also above the confidence range of 2 times the standard deviation of the same population.

For silver, four samples (3.7%) out of a total of 108 were above the upper confidence range of 2 times the standard deviation of the same population. Only one sample (SDH1438) returned a significant assay of 2.4 g/t silver, suggesting either possible contamination or switching of this sample.

Blank samples were also assayed for copper, lead and zinc and little or no contamination was observed for these metals.

Upon review of the data, it is reasonable to conclude that the few cases of higher assay values cannot be attributed to significant contamination in the preparation process or analysis in the laboratory. Endeavour Silver considers that, based on the results obtained from the blank samples, its assay results for the drilling programs are for the most part free of any significant contamination. Micon agrees with this conclusion.

11.2.4	Check Assays

Random pulps were selected from original core samples and sent to a second laboratory to verify the original assay and monitor any possible deviation due to sample handling and laboratory procedures.

A total of 97 pulps were sent to a third party laboratory (BSI-Inspectorate) for check analysis. This amounts to approximately 5% of the total samples taken during the drilling program.

Scatter diagrams for gold and silver from check samples are shown in Figures 11.15 and 11.16.

For the check assay samples, there is a close correlation between the original assay and the check assay. The correlation coefficients were 0.94 and 0.99 for gold and silver, respectively.

11.2.5	QA/QC Summary

In general, there is a close correlation between the ALS assays and the reference standard recommended values. ALS generally demonstrated good accuracy for gold and silver, reporting only slightly higher grades for gold in couple of holes.

ALS reported generally lower lead and zinc grades compared to the accepted values of the standard. These differences, however, are not material, since no resources are being reported for lead or zinc.

Figure 11.15
Scatter Diagram of the Gold Check Samples Above Detection Limits

Figure 11.16
Scatter Diagram of the Silver Check Samples Above Detection Limits

11.3	MICON COMMENTS

Micon has reviewed Endeavour Silver’s QA/QC program and results for the San Sebastián project. Micon believes that Endeavour Silver is conducting its QA/QC program according to the best practice guidelines for exploration programs as defined by the CIM. Therefore, the results obtained from the exploration programs on the San Sebastián project can be relied upon and used by Endeavour Silver to conduct a mineral resource estimate.

12.0      DATA VERIFICATION

Micon verified the data used in this Technical Report by conducting a site visit to the San Sebastián project area, reviewing the results of QA/QC samples used by Endeavour Silver, and validating the various components of the resource database.

12.1	2011 MICON SITE VISIT

The site visit was conducted by Charley Murahwi, P.Geo., on October 14, 2011, in the company of Ing. Luis Castro, Exploration Manager of Endeavour Silver. The main objectives were to review the project geology/mineralization, drilling and sampling practices, drill collar positions and QA/QC protocols. Micon also verified the reliability of analytical data by analyzing monitoring reports on the performance of control samples.

12.1.1	Review of Project Geology/Mineralization

The epithermal silver-gold vein systems being explored by Endeavour Silver are well exposed in road cuttings and shallow artisanal surficial workings (Figure 12.1) .

Figure 12.1
Vein Exposure in Adit

The presence of extensive artisanal workings has enabled detailed mapping and examination of the mineralization. The widths of the veins as observed in the field generally vary between 1 and 10 m. However, two veins, Terronera and La Luz, which are yet to be tested by drilling, were found to be up to 40 m wide. The dips are typically sub-vertical.

12.1.2	Drilling/Core Logging/Sampling

During the site visit, Micon verified all collar positions for drill holes used in the current resource estimate. In addition, Micon also reviewed drilling practices, core-logging procedures and conducted a core examination that included verification of lithological zones corresponding to the assayed silver/gold/base metal grades.

Drilling practices as observed at the site of drill hole ES08-1 (Figure 12.2) were found to conform to industry standards. Most of the drilling was conducted using a portable rig to minimize environmental damage. Core losses are minimized by the use of NQ core size.

Figure 12.2
Portable Drill Rig at Collar of ES08-1

Drill collar positions for completed drill holes are well preserved and reclamation of the disturbed drill site is conducted by planting new trees (Figure 12.3) .

Figure 12.3
Drill Collar Site Showing Newly Planted Tree

Mineralized zones were reviewed in drill holes RE04-01, RE06-1, Real 17-1, Real 18-1, TA07-1, TA09-1, TA04-1, TA04-2, and TA13-1. The review matched the drill logs and database records. No material discrepancies were revealed. Drill core intercepts with high assay values are often characterized by multiple phases of micro-banding and brecciation (Figure 12.4), with a distinct presence of argentite-acanthite, galena, sphalerite and pyrite.

Figure 12.4
Vein Intercept Showing Multiple Banding and Brecciation

12.1.3	Review of QA/QC

Standard logging and sampling procedures are in place. Under the direction of the exploration manager, Endeavour Silver imposes and maintains various QA/QC protocols on sampling and assaying procedures, including duplicates, standards, blanks and check analyses. Follow-up on the performance of control samples (standards) is achieved through the use of control charts and reports as detailed in Section 12.

Endeavour maintains adequate security measures at its core storage and sampling facilities by restricting access to authorized personnel only and locking the premises when not in use. Figure 12.4 shows Endeavour’s exploration manager inside the core shed checking sampling records.

Figure 12.5
Endeavour’s Core Shed at the San Sebastián Project Area

In Micon’s opinion, the exploration program, QA/QC protocols and database generation procedures are well run.

12.2	DATABASE VERIFICATION FOR THE MINERAL RESOURCE ESTIMATE

The resource database validation conducted by Micon involved the following steps:

  Checking for any non-conforming assay information such as duplicate samples and missing sample numbers.

  Verifying collar elevations against survey information for each drill hole.

  Verifying collar coordinates against survey information for each drill hole.

  Verifying the dip and azimuth against survey information for each hole.

  Comparing the database assays and intervals against the original assay certificates and drill logs.

No material discrepancies were found.

12.3	CONCLUSIONS ON DATA VERIFICATION

Based on the foregoing data verification exercises, Micon is satisfied that the database used for the resource estimate in this Technical Report was generated in a credible manner and is representative of the main characteristics of the epithermal silver-gold veins at San Sebastián and, therefore, suitable for use in estimating the resources.

13.0      MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing has been conducted on mineralized material from the San Sebastián project. Endeavour Silver may conduct metallurgical testing as the project advances and further exploration targets are defined.

14.0      MINERAL RESOURCE ESTIMATES

14.1	INTRODUCTION

Mineral resource estimates have been produced and classified using the current November, 2010 CIM standards and definitions for estimating resources and reserves, as required by Canadian National Instrument 43-101.

This resource estimate completed by Endeavour Silver is the first estimate reported for the San Sebastián project. The effective date of the resource estimate is 31 December, 2011.

Micon was engaged to audit Endeavour Silver’s 31 December, 2011 mineral resource estimate.

The process of mineral resource estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

Micon has concluded that the resource estimate completed by Endeavour Silver, as audited by Micon, has been reasonably prepared and conforms to the current CIM standards and definitions for estimating resources and reserves. Therefore, Micon accepts Endeavour Silver’s resource estimate as its basis for the ongoing exploration program at the San Sebastián project. In Micon’s opinion, there are currently no known technical, legal, environmental or political considerations which would affect continued exploration and resource delineation at the San Sebastián project.

14.2	CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS

All mineral resources presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on 27 November, 2010, and includes the resource definitions reproduced below:

“A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

“The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.”

“Inferred Mineral Resource”

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

“Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be up-graded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.”

“Indicated Mineral Resource”

“An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

“Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.”

“Measured Mineral Resource”

“A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

“Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.”

14.3	ENDEAVOUR SILVER RESOURCE ESTIMATION METHODOLOGIES

14.3.1	Tonnage and Grade Estimation

The San Sebastián project uses a specific gravity of 2.5 to estimate tonnage. This is considered reasonable for this type of deposit and is based on a number of tests on samples collected from Endeavour Silver’s Guanajuato and Guanaceví mines. The San Sebastián project has the same low-sulphidation epithermal vein mineralization that is found at both of Endeavour Silver’s mines.

14.3.1.1	2D Polygonal Resource Estimate

The 2D polygonal method is based on the use of a longitudinal section to estimate the mineral resources.

Mineral resource blocks are defined by drawing a polygon around each drill intercept on a longitudinal section. Before a polygon is drawn, the intercept must be above the established cut-off grade and meet the 1.5 m minimum width criterion. A 25 m projection from the centroid of the drill intercept is then made for indicated resource blocks. When the continuity of mineralization is determined, an additional 25 m projection is made for inferred resources. Block volumes are estimated by drawing each block area on a longitudinal section and measuring this area using AutoCAD. The area of the block is then multiplied by the average horizontal width of the composited drill intercept to estimate the volume.

14.3.2	Capping of High Grade Assays

Endeavour Silver developed basic statistical parameters for raw silver and gold assays. The parameters indicated that the data are positively skewed and that it was necessary to limit the influence of high outlier assays. Accordingly, Endeavour Silver elected to top-cut high assays within each zone. To determine the appropriate capping value for each zone, lognormal probability plots and cumulative frequency plots were examined, and the capping value was based on the cumulative probability of approximately 98% for each zone, as shown in Table 14.1.

Table 14.1
Summary of Sample Capping Grades Used for the San Sebastián Project

Metal	Capping Value (g/t)
Gold	2.38
Silver	524

Table based on information supplied by Endeavour Silver

14.3.3	Sample Composites

A minimum horizontal width of 1.5 m was used for compositing drill hole sample grades. The average cut-off grade applied to resource blocks was 100 g/t silver equivalent (AgEq). The silver equivalent grade was reached by multiplying the gold grade by 55 and adding it to the silver grade, based on metal prices of US $30/oz for silver and US $1,650/oz for gold.

14.3.4	Modifying Factors

Resource models are based on vein data only. The initial models are therefore undiluted.

14.3.5	Classification

Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade. Mineral resources have been derived by classifying the blocks according to the following criteria:

  Measured mineral resources apply to those resource blocks where grade, density, shape and physical characteristics are so well established to allow the appropriate application of technical and economic parameters, to support production planning. Currently there are no Measured resource blocks at San Sebastián.

  Indicated mineral resources refer to those resource blocks/areas where the geological framework, continuity and grade of mineralization are sufficiently understood to support a preliminary feasibility study which will serve as the basis for major development decisions. For the polygonal resource estimates, a 25 m search radius is used in the definition of Indicated resources.

  Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure. For the polygonal resource estimates, a 50 m search radius is used in the definition of Inferred resources.

14.3.6	Cut-off Grades

For the 31 December, 2011 resource estimate, a geological cut-off grade of 100 g/t AgEq was used. The 100 g/t AgEq geological cut-off grade used is considered appropriate to reflect the requirement that resources must have reasonable prospects for economic extraction.

14.3.7	Mineral Resource Statement

The mineral resources have been estimated, classified and reported using the guidelines given in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines which have been adopted for reporting under NI 43-101.

The summary of the resource estimates, as contained in Tables 14.2 and 14.3, is effective 31 December, 2011. The cut-off grade for the mineral resources used by Endeavour Silver is 100 g/t AgEq, with no base metal credits applied.

Figures 14.1, 14.2 and 14.3 are longitudinal sections showing the current resources estimated for the Animas-Los Negros, Tajo and Real veins.

Table 14.2
31 December, 2011 Indicated Resource Estimate, San Sebastián Project

Vein	Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Eq (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Animas-Los Negros	Indicated	175,848	165	0.61	199	934,480	3,468	1,125,239
El Tajo	Indicated	98,642	256	0.41	279	812,391	1,297	883,707
Real	Indicated	32,167	212	0.59	244	218,925	615	252,736

Total	Indicated	307,000	199	0.55	229	1,965,800	5,400	2,261,700

Table 14.3
31 December, 2011 Inferred Mineral Resource Estimate, San Sebastián Project

Vein	Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Eq (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Animas-Los Negros	Inferred	125,595	160	0.57	191	644,551	2,287	770,333
El Tajo	Inferred	125,959	255	0.39	277	1,034,251	1,581	1,121,213
Real	Inferred	102,096	220	0.61	254	722,898	1,989	832,270

Total	Inferred	354,000	211	0.52	240	2,401,700	5,857	2,723,800

The totals in Tables 14.2 and 14.3 have been rounded.

14.4	MICON COMMENTS

Micon has conducted an audit of the Endeavour Silver resource estimates as of 31 December, 2011 and considers these estimates to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 regulations. Accordingly, Micon accepts Endeavour Silver’s resource estimate as its basis for the ongoing exploration at the San Sebastián project. In Micon’s opinion, there are no significant technical, legal, environmental or political considerations which would affect the resource estimate or the exploration programs at the San Sebastián project.

Figure 14.1
Longitudinal Section Showing the Resources for the Animas-Los Negros Vein

Figure 14.2
Longitudinal Section Showing the Resources for the Tajo Vein

Figure 14.3
Longitudinal Section Showing the Resources for the Real Vein

INAPPLICABLE SECTIONS

The following NI 43-101 Technical Report sections (15 to 22) are not applicable to the current report. Further work will need to be conducted on the San Sebastián property prior to the inclusion of these sections in a Technical Report.

15.0      MINERAL RESERVE ESTIMATES

16.0      MINING METHODS

17.0      RECOVERY METHODS

18.0      PROJECT INFRASTRUCTURE

19.0      MARKET STUDIES AND CONTRACTS

20.0      ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

21.0      CAPITAL AND OPERATING COSTS

22.0      ECONOMIC ANALYSIS

23.0      ADJACENT PROPERTIES

Minera Cimarron S.A. de C.V. (Minera Cimarron) is a small private mining company that operates the Quiteria mine in the San Sebastián del Oeste area. Approximately 70 ha of mining claims are owned by the company. These 70 ha include some recently acquired claims in Los Reyes which lies in an adjacent canyon to the north. The company has done only some minor sampling in the abandoned workings in Los Reyes but anticipates that, in the near future, it will be able to supplement production with ore from this area.

Minera Cimarron is currently doing development work by means of an inclined ramp from surface. Most of the ore that is milled is from this development work and a small portion comes from shrinkage stopping. Minera Cimarron also encountering some old workings at depth and along strike.

Drilling is done with jack-legs and mucking and hauling are done mainly with 2 and 3.5 yard LHDs. Ore grades are reportedly around 275 g/t silver and 0.4 g/t gold. The company is currently milling about 75 t/d with 75% recovery and this is done with the following equipment: 1 jaw crusher, 1 Symon’s 2 ft cone crusher, 1 Hardinge 8’ x 48” 200 HP ball mill followed by a series of Wemco flotation cells. The concentrate is dewatered with an Eimco drum filter and shipping on average 25 t of concentrates to the Peñoles smelter in Torreón, Coahuila per month.

Future plans for the mine include further development toward the northwest on the vein structure; the continuation of an existing adit to shorten hauling distances; driving a new adit to access the vein structure at greater depth, and, possibly, diamond drilling below the current levels to establish new resources.

Installations include an assay laboratory, a small repair shop for vehicles and diesel equipment, and a warehouse for parts and materials. The mine currently has about 35 workers. Most of the operating personnel come from Santiago de los Pinos which is 4 km away. More qualified employees come from the different mining districts throughout Mexico.

Accounting and purchasing are done in administrative offices in Guadalajara. The mine has several rented houses in the small town of Santiago de los Pinos and Minera Cimarron recently obtained a building permit for some living quarters for its supervisors.

Also in the Municipality of San Sebastián del Oeste is the 5,080-ha Guijoso property. It is located about 25 km northeast of San Sebastián del Oeste and approximately 5 km south of the town of San Felipe de Hijar. Intermittent small scale exploitation of veins has occurred in San Felipe de Hijar, similar to that in the San Sebastián del Oeste area.

The Guijoso property is also located within the same belt of low sulphidation epithermal deposits which host the San Sebastián veins. All mineralization at the Guijoso project is associated with pervasive, vein and stockwork silicification and adjacent argillic alteration within rhyolite tuffs. Silicification has been recognized over an area approximately 6 km in length by and 1.5 km in width.

In 2004, Capstone Mining Corporation completed a small mapping program, an orientation stream sediment sampling program, and some surface rock sampling on the Guijoso project.

Between March 2, 2007 and March 1, 2008 Fury Explorations Ltd. (Fury) completed an exploration program on the Guijoso property. Work included regional and target-specific geochemical rock sampling, grid rock sampling, mapping, and drilling of 13 core drill holes totaling 2,017 m. Results of sampling of three principal veins indicated encouraging silver-gold mineralization to a maximum of 712 g/t silver and 4.7 g/t gold. Drill results, however, were significantly lower than surface sample results from veins. The drill program was reportedly plagued by poor recoveries and abandoned holes due to ground conditions, the relatively underpowered drill rig, small core size (BQ), shallow angle holes and other factors.

In 2008, Ansell Capital Corp. had an option from Fury to earn a 70% interest in the Guijoso project. Ansell did not complete its option and Fury returned the property to the underlying owners in 2010.

24.0      OTHER RELEVANT DATA AND INFORMATION

At the writing of this report, all relevant data and information regarding Endeavour Silver’s San Sebastián project are included in other sections of this report.

25.0      INTERPRETATION AND CONCLUSIONS

25.1	GENERAL DISCUSSION

The San Sebastián property being acquired by Endeavour Silver represents a new, district-scale, silver-gold exploration opportunity for the company. The silver and gold mines in San Sebastián were first discovered in 1542 but there has only been limited modern exploration conducted in the district. Prior to Endeavour Silver, the only significant exploration activity was carried out by IMMSA in the late 1980’s and early 1990’s.

San Sebastián covers a classic, low sulphidation, epithermal vein system in four mineralized sub-districts named Los Reyes, Santiago de los Pinos, San Sebastián del Oeste and Real de Oxtotipan (Real Alto). Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans about 3 km by 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins and, according to the scant information available, a large amount of silver was extracted.

The San Sebastián veins tend to be large and can carry high grade silver-gold mineralization. For example, the La Quiteria vein ranges up to 15 m thick, and the La Quiteria mine averages nearly 280 g/t silver and 0.5 g/t gold over a 3 m to 4 m width. This high grade mineralized zone appears to extend into the San Sebastián properties both along strike and immediately down dip.

Since the known high-grade silver-gold deposit at the Quiteria mine is restricted to a discrete, plunging orebody measuring about 200 to 250 m long by 200 to 250 m deep by 2.5 to 5.0 m thick, Endeavour Silver exploration personnel are of the opinion that substantial potential exists to find additional high grade mineralized zones within a reasonable distance of the known veins on the San Sebastián property. Many of these veins have never been drilled or explored using modern methods.

In San Sebastián, silver and gold mineralization represents the upper portion of an epithermal vein system. The system is preserved to a large extent and veins at higher elevations may represent the tops of ore-shoots containing significant silver and gold mineralization at depth.

In areas of higher elevation, such as Real de Oxtotipan (Real Alto), the quartz is amorphous, milky white in colour and displays many favourable textures indicative of a low temperature environment. Future exploration will explore to depth the three main vein systems in Real Alto: Animas-Los Negros, El Tajo and Real. The Terronera vein in the San Sebastián de Oeste zone has only been explored to shallow depths. Exploration targets also include the areas between known mineralized ore-shoots exploited in the past on the Terronera vein.

25.2	2011 MINERAL RESOURCE ESTIMATE

The mineral resource was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The effective date of this mineral resources estimate is 31 December, 2011.

The resource estimate was conducted using the polygonal/sectional method. A summary of the resources at a cut-off grade of 100 g/t AgEq is given in Table 25.1.

Table 25.1
Summary of Mineral Resources at a Cut-off Grade of 100 g/t AgEq

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Eq (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Indicated	307,000	199	0.55	229	1,965,800	5,400	2,261,700
Inferred	354,000	211	0.52	240	2,401,700	5,900	2,723,800

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

25.3	CONCLUSIONS

The initial mineral resource estimate of the San Sebastián project is sufficiently encouraging to warrant further investigation to upgrade and expand the resource. Bearing in mind that several veins within the project area which have shallow artisanal workings have not yet been tested by drilling, Micon believes there is a reasonable chance of expanding the resource.

Micon has conducted an audit of the Endeavour Silver initial resource estimate as at 31 December, 2011, and considers the estimate to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 regulations. The estimation approach/methodology used is reasonable and commensurate with the data levels.

26.0      RECOMMENDATIONS

Based on the encouraging initial resource estimate, Micon makes the following recommendations for further work.

In the short to medium term, all exploration and additional drilling programs should focus on upgrading and expanding the resources.

A 3D geological model of the vein systems intersected in drill holes and exposed in existing underground workings should be compiled to serve as a guide in determining and targeting possible extensions to the mineralized zones already known, in addition to establishing where infill holes should be drilled. This model should be continually updated as and when new information becomes available.

Where possible, limited underground development and core drilling and sampling should be conducted to complement surface exploration activities and the data should be incorporated into the 3D geological model.

While the company’s drilling programs may continue to prioritize areas perceived to have high grade resource potential, lower grade targets should also be continually assessed in order to establish the overall resource potential for the entire property.

Stringent QA/QC measures should be maintained.

Metallurgical investigations should be initiated to establish the optimum recovery method(s) and grade-recovery relationship(s).

26.1	BUDGET FOR FURTHER WORK

Given the success of Endeavour Silver’s initial exploration program at San Sebastián, it plans to continue exploration focused on expanding the new resources identified and testing several new prospective targets within the district. The primary long-term goal of this program is to delineate sufficient resources on the San Sebastián property in order to permit preliminary mine planning, economic analysis and a possible development decision.

The 2012 exploration program is planned to include 4,500 m of core in approximately 16 surface diamond drill holes to target vein discoveries and new prospective areas in the San Sebastián del Oeste district. Endeavour Silver is budgeting to spend US $1,235,800, mainly on diamond drilling, in an effort to expand the resource base on its property during 2012. The estimated cost of diamond drilling, including roads and drill pads, is US $220/m. Diamond drilling costs are higher than on Endeavour Silver’s other projects due to the generally poor ground conditions of rock being drilled.

Other activities being considered include fluid inclusion studies to characterize the veins and to determine possible depths to boiling zones in the epithermal system. Structural analyses using satellite images (e.g. ASTER) are also contemplated.

Table 26.1 summarizes the planned 2012 surface exploration budget for the San Sebastián project.

Table 26.1
Summary of Total 2012 Expenditures for the San Sebastián Project Exploration Programs

Project Area	2012 Exploration Programs			Budget (US $)
	Drill Holes	Metres	Samples
Central Area (Quiteria, Terronera etc.)	12	3,000	1,050	827,200
South Area (Real el Alto etc.)	4	1,500	525	408,600
Total	16	4,500	1,575	1,235,800

Table provided by Endeavour Silver Corp.

The detailed budget for the priority exploration targets is summarized in Table 26.2.

Table 26.2
San Sebastián Surface Exploration Budget for 2012

AREA	ACTIVITY (units)	Units	Unit Cost (US $)	Total Cost (US $)
South Area	Assays - Rock and soil (sample)		30.00
	Assays - Core (sample)	525	40.00	21,000
	Consultants (days)		1,200.00
	Surface diamond drilling (m)	1,500	200.00	300,000
	Field and office supplies (weeks)	8	500.00	4,000
	Housing and food (weeks)	8	600.00	4,800
	Geology and engineering personnel (weeks)	8	3,000.00	24,000
	Salaries and labour (weeks)	8	1,600.00	12,800
	Trenches, roads, drill pads and reclamation (weeks)	8	3,500.00	28,000
	Trenches – sampling only (days)		500.00
	Travel and lodging (weeks)	8	100.00	800
	Vehicle inc. gasoline, repair and maintenance (weeks)	8	300.00	2,400
	Surface use agreements (months)	2	5,000.00	10,000
	Expenses, non-deductible (weeks)	8	100.00	800
South Area Subtotal				408,600
Central Area	Assays - Rock and soil (sample)		30.00
	Assays - Core (sample)	1,050	40.00	42,000
	Consultants (days)		1,200.00
	Surface diamond drilling (m)	3,000	200.00	600,000
	Field and office supplies (weeks)	16	500.00	8,000
	Housing and food (weeks)	16	600.00	9,600
	Geology and engineering personnel (weeks)	16	3,000.00	48,000
	Salaries and labour (weeks)	16	1,600.00	25,600
	Trenches, roads, drill pads and reclamation (weeks)	16	3,500.00	56,000
	Trenches – sampling only (days)		500.00
	Travel and lodging (weeks)	16	100.00	1,600
	Vehicle inc. gasoline, repair and maintenance (weeks)	16	300.00	4,800
	Surface use agreements (months)	6	5,000.00	30,000
	Expenses, non-deductible (weeks)	16	100.00	1,600
Central Area Subtotal				827,200
San Sebastián Project Exploration Total				1,235,800

Table provided by Endeavour Silver Corp.

Micon has reviewed Endeavour Silver’s proposal for further exploration and studies on its San Sebastián project and considers that the budget for the proposed program is reasonable. Micon recommends that Endeavour Silver implements the program as proposed, subject to either funding or other matters which may cause the proposed program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

26.2	FURTHER RECOMMENDATIONS

Through its acquisition of the San Sebastián property, Endeavour Silver has acquired a project in an old Mexican silver mining district which appears to have seen very few modern exploration techniques applied in the search for new mineral deposits or the extensions of the older ones. Therefore, there is the potential to discover significant silver mineralization which may prove to be economic. Micon agrees with the general direction of Endeavour Silver’s proposed exploration program and makes the following additional recommendations to assist in its exploration and resource estimation processes:

1)	Basic engineering studies for infrastructural requirements should be initiated in preparation for economic studies.

2)	The possible synergies from co-operation with third parties holding prospective mining interests in and surrounding the San Sebastián project area should be investigated.

27.0      DATE AND SIGNATURE PAGE

MICON INTERNATIONAL LIMITED

“William J. Lewis”{Signed and sealed}

William J. Lewis, B.Sc., P.Geo.
Senior Geologist	March 30, 2012

“Charley Z. Murahwi”{Signed and sealed}

Charley Z. Murahwi, M.Sc., P.Geo., FAusIMM
Senior Geologist	March 30, 2012

28.0      REFERENCES

Blanco, J., 2006, Dirección de Exploraciones, Zona Sur, IMMSA Resumen Proyecto San Sebastián

Flores, M. C., Reyes, S. S., 2001, Carta Geológico-Minera San Felipe de Hijar F13-D51 Escala 1:50,000 Estado de Jalisco: Consejo de Recurso Minerales, 32 p.

Lange, R. A., Carmichael, I. S. E., 1991, A potassic volcanic front in western Mexico: The lamprophyric and related lavas of San Sebastián: Geological Society of America Bulletin, Vol. 103, p. 928-940.

López Ramos, E., 1982, Geología de Mexico”, 3ª ed. Mexico, Instituto de Geología de la UNAM

Madrigal, L., Flores, E., Solís, T, Pérez, R., Vizcarra, L., 1995, Grupo Mexico, Evaluación Geológica y Barrenación a Diamante en el Proyecto de San Sebastián, Jalisco

Ramirez, Santiago, (1884), Noticia Historica de la Riqueza Minera De Mexico Y de Su Actual Estado de Explotación, 768 p.

Romo, E.A. et al., (2010), La Historia Minera De San Sebastián Del Oeste, Jalisco Y Su Potencial Turistíco, 4 Congreso de la Academia Mexicana de Investigatión Turistíca, 21.

Servicio Geológico Mexicano (SGM), (2010), Panorama Minero del Estado Jalisco: 51 p.

Servicio Geológico Mexicano (SGM), (2006), Panorama Minero del Estado Jalisco: 45 p.

Southworth, J.R., (1905), Las Minas de México (Edición Ilustrada) Historia, Geologia, Antigua Mineria y Descripción General de los Estados Mineros de la República Mexicana, En Español é Inglés, 260 p.

Vargas, J.C., et al., (1992), Geological – Mining Monograph of the State of Jalisco, Secretaria de Energia, Minas e Industria Paraestatal, 122 p.

www.wikipedia.org

29.0      CERTIFICATES

CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the co-author of this report on the San Sebastián Project of Endeavour Silver Corp., in Jalisco State, Mexico, I, William J. Lewis do hereby certify that:

1)

I am employed as a Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon- international.com;

2)	I hold the following academic qualifications:

	B.Sc. (Geology)	University of British Columbia	1985

3)

I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

	º	Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)

	º	Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)

	º	Association of Professional Geoscientists of Ontario (Membership # 1522)

	º	The Geological Association of Canada (Associate Member # A5975)

	º	The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)	I have worked as a geologist in the minerals industry for 26 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and 6 years as a consulting geologist on precious and base metals and industrial minerals;

6)	I have not visited the San Sebastián project;

7)	I have had no prior involvement with the San Sebastián property;

8)

As of the effective date of the Technical Report referenced below, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of Endeavour Silver Corp. as described in section 1.5 of NI 43-101;

10)

I am responsible for Sections 1 through 8, 13, 16 through 25, and 28 of the Technical Report dated March 30, 2012 and dated effective December 31, 2011, entitled “NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastián Project, Jalisco State Mexico.”

11)	I have read NI 43-101 and the portions of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

Dated this 30th day of March, 2012

“William J. Lewis” {Signed and sealed}

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,
Micon International Limited

CERTIFICATE OF AUTHOR
CHARLEY Z. MURAHWI

As a co-author of this report on the San Sebastián Project, of Endeavour Silver Corp., in Jalisco State, Mexico, I, Charley Z. Murahwi do hereby certify that:

1)

I am employed as an Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, telephone 416 362 5135, fax 416 362 5763, e-mail cmurahwi@micon-international.com.

2)	I hold the following academic qualifications:

B. Sc. (Geology ) University of Rhodesia, Zimbabwe, 1979;

Diplome d'Ingénieur Expert en Techniques Minières, Nancy, France, 1987;

M.Sc. (Economic Geology), Rhodes University, South Africa, 1996.

3)

I am a registered Professional Geoscientist of Ontario (membership number 1618), a Fellow of the Australasian Institute of Mining & Metallurgy (FAusIMM) (membership number 300395) and am also a registered Professional Natural Scientist with the South African Council for Natural and Scientific Professions (membership # 400133/09);

4)	I have worked as a mining and exploration geologist in the minerals industry for over 28 years;

5)

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-1 01. My work experience includes 14 years on gold, silver, copper, tin and tantalite projects (on and off- mine), and 12 years on Cr-Ni-Cu-PGE deposits in layered intrusions/komatiitic environments;

6)	I visited the San Sebastián project in Mexico on 14 October, 2011;

7)

As of the effective date of the Technical Report referenced below, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

8)	I am independent of Endeavour Silver Corp. as described in section 1.5 of NI 43-101;

9)	I have read NI 43-101 and the portions of this Technical Report for which I am responsible have been prepared in compliance with NI 43-101;

10)

I am responsible for Sections 9 through 12, 14, 15 and 26 of this Technical Report dated March 30, 2012 and dated effective December 31, 2011, entitled “NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastián Project, Jalisco State Mexico.”

Dated this 30th day of March, 2012

“Charley Z. Murahwi”	{Signed and sealed}

Charley Z. Murahwi, M.Sc., P. Geo., FAusIMM

APPENDIX 1

GLOSSARY OF MINING TERMS

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms that may be used in this Technical Report.

A

Adit	A horizontal passage from the surface into the mine providing access to a mineral deposit.

Ag

Silver. A metallic chemical element with the chemical symbol Ag (Latin: argentum, from the Indo-European root *arg- for "grey" or "shining") and atomic number 47. A soft, white, lustrous transition metal, it has the highest electrical conductivity of any element and the highest thermal conductivity of any metal. The metal occurs naturally in its pure, free form (native silver), as an alloy with gold and other metals, and in minerals such as argentite and chlorargyrite. Most silver is produced as a by-product of copper, gold, lead, and zinc refining.

Arsenopyrite	A tin-white or silver-white to steel-gray orthorhombic mineral: FeAsS.

Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Au

Gold. A chemical element with the symbol Au (from Latin: aurum "gold") and an atomic number of 79. Gold is a dense, soft, shiny, malleable and ductile metal. Pure gold has a bright yellow color and luster traditionally considered attractive, which it maintains without oxidizing in air or water. Chemically, gold is a transition metal and a group 11 element. It is one of the least reactive solid chemical elements. The metal therefore occurs often in free elemental (native) form, as nuggets or grains in rocks, in veins and in alluvial deposits. Less commonly, it occurs in minerals as gold compounds, usually with tellurium.

B

Backfill	Waste material used to fill the void created by mining a mineral deposit (orebody).

Back	A term used to denote the roof or ceiling of a mining drift.

Ball mill	A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Base metal	Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.).

Blasthole	A drill hole in a mine that is filled with explosives in order to blast loose a quantity of rock.

Bulk mining	Any large-scale, mechanized method of mining involving many thousands of tonnes of ore being brought to surface per day.

Bulk sample

A large sample of mineralized rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential mineral deposit (orebody) being sampled and used to determine metallurgical characteristics.

Bullion	Metal formed into bars or ingots.

By-product	A secondary metal or mineral product recovered in the milling process.

C

Cage	Mining term used for an elevator.

Calcine	Name given to concentrate that is ready for smelting (i.e. the sulphur has been driven off by oxidation).

Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.

Channel sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.

Chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face, back or walls.

Chute	An opening, usually constructed of timber and equipped with a gate, through which ore is drawn from a stope into mine cars.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

CIM Standards

The CIM definitions and standards for mineral resources and mineral reserves adopted by CIM Council from time to time. The most recent update adopted by the CIM Council is effective as of November 27, 2010.

Concentrate	A fine, powdery product of the milling process containing a high percentage of valuable metal.

Contact	A geological term used to describe the line or plane along which two different rock formations meet.

Core	The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Core sample	One or several pieces of whole or split parts of core selected as a sample for analysis or assay.

Cross-cut

A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody. The term is also used to signify that a drill hole is crossing the mineralization at or near right angles to it.

Cu

Copper. A chemical element with the symbol Cu (from Latin: cuprum) and atomic number 29. It is a ductile metal with very high thermal and electrical conductivity. Pure copper is soft and malleable; an exposed surface has a reddish-orange tarnish. It is used as a conductor of heat and electricity, a building material, and a constituent of various metal alloys.

Custom smelter	A smelter which processes concentrates from independent mines. Concentrates may be purchased or the smelter may be contracted to do the processing for the independent company.

Cut-off grade

The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

Cyanide	A chemical species containing carbon and nitrogen used to dissolve gold and silver from ore.

D

Dacite	The extrusive (volcanic) equivalent of quartz diorite.

Decline	A sloping underground opening for machine access from level to level or from surface; also called a ramp.

Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.

Development	Underground work carried out for the purpose of opening up a mineral deposit. Includes shaft sinking, cross-cutting, drifting and raising.

Development drilling	Drilling to establish accurate estimates of mineral resources or reserves.

Dilution	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Diorite	An intrusive igneous rock composed chiefly of sodic plagioclase, hornblende, biotite or pyroxene.

Dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

Drift	A horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

E

Endeavour Silver	Endeavour Silver, including, unless the context otherwise requires, the Company's subsidiaries.

Epithermal	Hydrothermal mineral deposit formed within one kilometer of the earth’s surface, in the temperature range of 50° to 200°C.

Epithermal deposit	A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for or defining a mineral deposit.

F

Face	The end of a drift, cross-cut or stope in which work is taking place.

Fault	A break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

Fold	Any bending or wrinkling of rock strata.

Footwall	The rock on the underside of a vein or mineralized (ore) structure.

Fracture

A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

G

Galena	Lead sulphide, the most common ore mineral of lead.

Grade

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold or silver, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt or oz/t).

Gram	0.0321507 troy ounces.

g/t	Grams per metric tonne.

gpt	Grams per tonne.

H

Hangingwall	The rock on the upper side of a vein or mineral (ore) deposit.

High grade	Rich mineralization (ore). As a verb, it refers to selective mining of the best mineralization (ore) in a deposit.

Host rock	The rock surrounding a mineral (ore) deposit.

Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.

I

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusive	A body of igneous rock formed by the consolidation of magma intruded into other

K

km	Kilometre(s). Equal to 0.62 miles.

L

Leaching	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.

Level	The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 m or more apart.

Limestone	A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

Longhole Mining	One of the mining methods used to conduct bulk tonnage mining underground.

M

m	Metre(s). Equal to 3.28 feet.

Marble	A metamorphic rock derived from the recrystallization of limestone under intense heat and pressure.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.

Mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.

Mine	An excavation on or beneath the surface of the ground from which mineral matter of value is extracted.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

Mineral Claim or Concession

That portion of public mineral lands which a party has staked or marked out in accordance with federal or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

Mineralization	The process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Mineral Resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term mineral resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase reasonable prospects for economic extraction implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable. The term mineral resource used in this report is a Canadian mining term as defined in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on December 11, 2005 and recently updated as of November 27, 2010 (the CIM Standards).

N

National Instrument 43-101

Means “Canadian” National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43- 101CP. NI 43-101 is a national instrument for the Standards of Disclosure for Mineral Projects within Canada. The Instrument is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report these results on stock exchanges within Canada. This includes foreign-owned mining entities who trade on stock exchanges overseen by the Canadian Securities Administrators (CSA), even if they only trade on Over The Counter (OTC) derivatives or other instrumented securities. The NI 43-101 rules and guidelines were updated as of June 30, 2011.

Net Smelter Return

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

O

Orebody	A term used to denote the mineralization contained within an economic mineral deposit.

Outcrop	An exposure of rock or mineral deposit that can be seen on surface, that is, not covered by soil or water.

Oxidation	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

Ounce	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.1 grams as distinct from an imperial ounce which weigh 28.4 grams.

oz	Ounce

P

Pb

Lead. A main-group element in the carbon group with the symbol Pb (from Latin: plumbum) and atomic number 82. Lead is a soft, malleable poor metal. It is also counted as one of the heavy metals. Metallic lead has a bluish-white color after being freshly cut, but it soon tarnishes to a dull grayish color when exposed to air. Lead has a shiny chrome-silver luster when it is melted into a liquid.

Plant

A building or group of buildings in which a process or function is carried out; at a mine site it will include warehouses, hoisting equipment, compressors, maintenance shops, offices and the mill or concentrator.

Pyrite

A common, pale-bronze or brass-yellow, mineral. Pyrite has a brilliant metallic luster and has been mistaken for gold. Pyrite is the most wide- spread and abundant of the sulfide minerals and occurs in all kinds of rocks.

Q

Qualified Person

Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) to have experience relevant to the subject matter of the mineral project and the technical report; and (c) to be a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

R

Raise	A vertical hole between mine levels used to move ore or waste rock or to provide ventilation or access.

Ramp	An inclined underground tunnel which provides access for exploration or a connection between levels of a mine.

Reclamation	The restoration of a site after mining or exploration activity is completed.

Recovery Rate

A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of the material recovered compared to the total material present.

Refining	The final stage of metal production in which impurities are removed from the molten metal.

Refractory ore	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.

Rod mill	A steel cylinder filled with steel rods into which crushed ore is fed. The rod mill is rotated, causing the balls to cascade and grind the ore.

S

Shaft	A vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

Shoot	A concentration of mineral values; that part of a vein or zone carrying values of ore grade.

Sill	A term used to denote the floor of a mining level or drift Also, used to denote a mining level developed on mineralization or orebody.

Skarn	Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

Sphalerite	A zinc sulphide mineral; the most common ore mineral of zinc.

Stockpile	Broken mineralization (ore) heaped on surface, pending treatment or shipment.

Stope	An area in an underground mine where mineralization (ore) is mined.

Strike	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Stringer	A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

Sulphides	A group of minerals which contains sulfur and other metallic element such as copper and zinc. Gold is usually associated with sulphide enrichment in mineral deposits.

T

Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

Tailings pond

A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

Tonne	A metric ton of 1,000 kilograms (2,205 pounds).

Tunnel	A horizontal underground opening, open to the atmosphere at both ends.

V

Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

W

Wall rocks	Rock units on either side of a mineral deposit (orebody). The hangingwall and footwall rocks of an mineral deposit (orebody).

Waste	Unmineralized, or sometimes mineralized, rock that is not minable at a profit.

Z

Zn

Zinc. From the German Zink, or spelter (which may also refer to zinc alloys), is a metallic chemical element; it has the symbol Zn and atomic number 30. It is the first element in group 12 of the periodic table. Zinc is, in some respects, chemically similar to magnesium, because its ion is of similar size and its only common oxidation state is +2. Zinc is the 24th most abundant element in the Earth's crust and has five stable isotopes. The most common zinc ore is sphalerite (zinc blende), a zinc sulfide mineral.

Zone	An area of distinct mineralization.